                                                     Exhibit (99)-2
                                                     Commonwealth Edison Company
                                                     Form 10-K File No. 1-1839

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 8-K

                                 CURRENT REPORT

                       Pursuant to Section 13 or 15(d) of
                      the Securities Exchange Act of 1934


Date of Report (Date of
earliest event reported):   January 26, 1996


                          Commonwealth Edison Company
             (Exact name of registrant as specified in its charter)

    Illinois                        1-1839                  36-0938600
(State or other                  (Commission                (IRS Employer
jurisdiction of                  File Number)               Identification No.)
incorporation)

37th Floor, 10 South Dearborn Street,
Post Office Box 767, Chicago, Illinois               60690-0767
(Address of principal executive offices)             (Zip Code)


Registrant's telephone number,
including area code:                                 (312) 394-4321

The purpose of this Current Report is to file certain financial information regarding the Registrant (Commonwealth Edison Company) and its subsidiaries. Such financial information is set forth in the exhibits to this Current Report.

Item 5.    Other Events
-------    ------------

           Exhibits
           --------

     (23)  Consent of Independent Public Accountants

     (27)  Financial Data Schedule of Commonwealth Edison Company

     (99) Commonwealth Edison Company and Subsidiary Companies - Certain Financial Information as of and for the Year Ended December 31, 1995:

           --Summary of Selected Consolidated Financial Data
           --Price Range and Cash Dividends Paid Per Share of Common Stock --1995 Consolidated Revenues and Sales
           --Management's Discussion and Analysis of Financial Condition and
                 Results of Operations
           --Report of Independent Public Accountants
           --Statements of Consolidated Income
           --Consolidated Balance Sheets
           --Statements of Consolidated Capitalization
           --Statements of Consolidated Retained Earnings
           --Statements of Consolidated Premium on Common Stock and Other
                 Paid-In Capital
           --Statements of Consolidated Cash Flows
           --Notes to Financial Statements

                                   SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       Commonwealth Edison Company
                                              (Registrant)

                                                David A. Scholz
                                       By:  ______________________
                                                David A. Scholz
                                                   Secretary


Date: February 9, 1996

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBIT
------                         ----------------------

 (23)     Consent of Independent Public Accountants

 (27)     Financial Data Schedule of Commonwealth Edison Company*

 (99)     Commonwealth Edison Company and Subsidiary Companies -
                Certain Financial Information as of and for the Year Ended December 31, 1995:

          --Summary of Selected Consolidated Financial Data
          --Price Range and Cash Dividends Paid Per Share of Common Stock --1995 Consolidated Revenues and Sales
          --Management's Discussion and Analysis of Financial Condition
                and Results of Operations
          --Report of Independent Public Accountants
          --Statements of Consolidated Income
          --Consolidated Balance Sheets
          --Statements of Consolidated Capitalization
          --Statements of Consolidated Retained Earnings
          --Statements of Consolidated Premium on Common Stock and
                Other Paid-In Capital
          --Statements of Consolidated Cash Flows
          --Notes to Financial Statements


 *Previously filed and incorporated by reference to Commonwealth Edison
  Company's Form 8-K Current Report dated January 26, 1996.

                                                 Exhibit (23)
                                                 Commonwealth Edison Company
                                                 Form 8-K  File No. 1-1839



                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------



     As independent public accountants, we hereby consent to the incorporation by reference of our report dated January 26, 1996, on Commonwealth Edison Company and subsidiary companies' consolidated financial statements as of and for the year ended December 31, 1995, included as an Exhibit to this Form 8-K Current Report of Commonwealth Edison Company dated January 26, 1996, into Commonwealth Edison Company's previously filed prospectuses as follows: (1) prospectus dated August 21, 1986, constituting part of Form S-3 Registration Statement File No. 33-6879, as amended (relating to the Company's Debt Securities and Common Stock); (2) prospectus dated January 7, 1994, constituting part of Form S-3 Registration Statement File No. 33-51379 (relating to the Company's Debt Securities and Cumulative Preference Stock); and (3) prospectus dated September 19, 1995, constituting part of Amendment No. 1 to Form S-3 Registration Statement File No. 33-61343, as amended (relating to Company-Obligated Mandatorily Redeemable Preferred Securities of ComEd Financing I). We also consent to the application of our report to the ratios of earnings to fixed charges and the ratios of earnings to fixed charges and preferred and preference stock dividend requirements for each of the twelve months ended December 31, 1995, 1994 and 1993 appearing in Exhibit 99 of this Form 8-K.



                                         ARTHUR ANDERSEN LLP



Chicago, Illinois
January 26, 1996

                                                      Exhibit (99)
                                                      Commonwealth Edison
                                                      Company
                                                      Form 8-K File No. 1-1839

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                                     INDEX

                                                                          PAGE
                                                                          -----
Definitions..............................................................     2
Summary of Selected Consolidated Financial Data..........................     3
Price Range and Cash Dividends Paid Per Share of Common Stock............     3
1995 Consolidated Revenues and Sales.....................................     3
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  4-14
Report of Independent Public Accountants.................................    15
Consolidated Financial Statements--
  Statements of Consolidated Income for the years 1995, 1994 and 1993....    16
  Consolidated Balance Sheets--December 31, 1995 and 1994................ 17-18
  Statements of Consolidated Capitalization--December 31, 1995 and 1994..    19
  Statements of Consolidated Retained Earnings for the years 1995, 1994
   and 1993..............................................................    20
  Statements of Consolidated Premium on Common Stock and Other Paid-In
   Capital for the years 1995, 1994 and 1993.............................    20
  Statements of Consolidated Cash Flows for the years 1995, 1994 and
   1993..................................................................    21
  Notes to Financial Statements.......................................... 22-41

                                  DEFINITIONS

  The following terms are used in this document with the following meanings:

         TERM                                         MEANING
-----------------------  ------------------------------------------------------------------
AFUDC                    Allowance for funds used during construction
AMT                      Alternative minimum tax
CERCLA                   Comprehensive Environmental Response, Compensation and Liability
                          Act of 1980, as amended
Circuit Court            Circuit Court of Cook County, Illinois
ComEd                    Commonwealth Edison Company
Cotter                   Cotter Corporation, which is a wholly-owned subsidiary of ComEd.
DOE                      U.S. Department of Energy
FASB                     Financial Accounting Standards Board
FERC                     Federal Energy Regulatory Commission
Fuel Matters Settlement  A settlement relating to the ICC fuel reconciliation proceedings involving ComEd for the period from 1985 through 1988 and to future challenges by the settling parties to the prudence of
                          ComEd's western coal costs for the period from 1989 through 1992.
ICC                      Illinois Commerce Commission
Indiana Company          Commonwealth Edison Company of Indiana, Inc., which is a wholly-
                          owned subsidiary of ComEd.
MAIN                     Mid-America Interconnected Network
MGP                      Manufactured gas plant
NEIL                     Nuclear Electric Insurance Limited
NML                      Nuclear Mutual Limited
NOPR                     Notice of Proposed Rulemaking issued by the FERC
NRC                      Nuclear Regulatory Commission
Rate Matters Settlement  A settlement concerning the proceedings relating to ComEd's 1985 and 1991 ICC rate orders (which orders related to, among other things, the recovery of costs associated with ComEd's four most recently completed nuclear generating units), the proceedings related to the reduction in the difference between ComEd's summer and non-summer residential rates that was effected in the summer of 1988, outstanding issues related to the appropriate interest rate and rate design to be applied to a refund made by ComEd during 1990 related to a 1988 ICC rate order, and matters related to a rider to ComEd's rates that it was required to file as a result of the change in the federal corporate income tax rate made by the Tax Reform Act of 1986.
Rate Order               ICC rate order issued on January 9, 1995, as subsequently modified
Remand Order             ICC rate order issued in January 1993, as subsequently modified
SEC                      Securities and Exchange Commission
SFAS                     Statement of Financial Accounting Standards
Trust                    ComEd Financing I, which is a wholly-owned subsidiary trust of
                          ComEd.
Unicom                   Unicom Corporation
Unicom Enterprises       Unicom Enterprises Inc., which is a wholly-owned subsidiary of
                          Unicom.
Units                    ComEd's nuclear generating units known as Byron Unit 2 and
                          Braidwood Units 1 and 2
U.S. EPA                 U.S. Environmental Protection Agency

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

                                 1995       1994       1993       1992    1991
                                -------    -------    -------    ------- -------
                                 (MILLIONS OF DOLLARS EXCEPT PER SHARE
                                                 DATA)
Electric operating revenues...  $ 6,910    $ 6,278    $ 5,260    $ 6,026 $ 6,276
Net income....................  $   717(1) $   424    $   112(3) $   514 $    95
Earnings per common share.....  $  3.02(1) $  1.68    $  0.22(3) $  2.08 $  0.08
Cash dividends declared per
 common share.................  $  1.60    $  1.60(2) $  1.60    $  2.30 $  3.00
Total assets (at end of year).  $23,119    $23,076    $24,380    $20,993 $17,365
Long-term obligations at end
 of year excluding current
 portion:
 Long-term debt, preference
  stock and preferred
  securities subject to
  mandatory redemption
  requirements................  $ 6,950    $ 7,745    $ 7,861    $ 7,913 $ 7,081
 Accrued spent nuclear fuel
  disposal fee and related
  interest....................  $   624    $   590    $   567    $   549 $   530
 Capital lease obligations....  $   374    $   431    $   321    $   347 $   396
 Other long-term obligations..  $ 1,819    $ 1,754    $ 1,718    $   666 $   341

--------
(1) Includes an extraordinary loss related to the early redemption of long-term debt of $20 million or $0.09 per common share.
(2) Excludes a special dividend (consisting of $40 million cash and the common stock of Unicom Enterprises Inc.) effected on September 1, 1994 in connection with the holding company corporate restructuring.
(3) Includes the cumulative effect of change in accounting for income taxes of $10 million or $0.05 per common share.

PRICE RANGE* AND CASH DIVIDENDS PAID PER SHARE OF COMMON STOCK

                              1995 (BY QUARTERS)         1994 (BY QUARTERS)
                           ------------------------- ---------------------------
                           FOURTH THIRD SECOND FIRST FOURTH THIRD  SECOND FIRST
                           ------ ----- ------ ----- ------ -----  ------ ------
Price range:
 High....................   --     --    --     --    --     --     26    28 3/4
 Low.....................   --     --    --     --    --     --     22    25 1/8
Cash dividends paid......   40c    40c   40c    40c   40c    40c**  40c   40c

* As reported as NYSE Composite Transactions.
**Excludes a special dividend (consisting of $40 million cash and the common stock of Unicom Enterprises Inc.) effected on September 1, 1994 in connection with the holding company corporate restructuring.
--------
  Prior to the corporate restructuring on September 1, 1994, ComEd's common stock was traded on the New York, Chicago and Pacific stock exchanges, with the ticker symbol CWE. See Note 1 of Notes to Financial Statements for additional information.

1995 CONSOLIDATED REVENUES AND SALES

                          ELECTRIC
                          OPERATING  INCREASE KILOWATTHOUR INCREASE/            INCREASE/
                          REVENUES     OVER      SALES     (DECREASE)           (DECREASE)
                         (THOUSANDS)   1994    (MILLIONS)  OVER 1994  CUSTOMERS OVER 1994
                         ----------- -------- ------------ ---------- --------- ----------
Residential............. $2,621,038    15.3%     23,303        9.0 %  3,079,381     1.1 %
Small commercial and
 industrial.............  2,073,998     8.2%     25,313        4.1 %    288,848     0.7 %
Large commercial and
 industrial.............  1,425,784     3.2%     23,777        1.4 %      1,539     0.7 %
Public authorities......    487,142     7.7%      7,158        4.0 %     12,039    (0.2)%
Electric railroads......     26,894     2.7%        390       (2.0)%          2      --
                         ----------              ------               ---------
Ultimate consumers...... $6,634,856     9.7%     79,941        4.6 %  3,381,809     1.0 %
Sales for resale........    207,256              11,412                      24
Other revenues..........     67,674                 --                      --
                         ----------              ------               ---------
 Total.................. $6,909,786    10.1%     91,353        7.3 %  3,381,833     1.0 %
                         ==========              ======               =========

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  On September 1, 1994, a corporate restructuring took place in which Unicom became the parent holding company of ComEd and Unicom Enterprises, an unregulated subsidiary engaged, through a subsidiary, in energy service activities. The purpose of the restructuring was, in part, to permit Unicom Enterprises to engage in energy service activities without the prior approval of, or being regulated by, the ICC, in part to permit timely responses to competitive activities which could adversely affect ComEd's utility business and in part to permit Unicom to take advantage of unregulated business opportunities.

LIQUIDITY AND CAPITAL RESOURCES

  Capital Budgets. ComEd and its electric utility subsidiary, the Indiana Company, have a construction program for the three-year period 1996-98 which consists principally of improvements to ComEd's and the Indiana Company's existing nuclear and other electric production, transmission and distribution facilities. It does not include funds (other than for planning) to add new generating capacity to ComEd's system. The program, as approved by Unicom and ComEd in December 1995, calls for electric plant and equipment expenditures of approximately $2,695 million (excluding nuclear fuel expenditures of approximately $885 million). It is estimated that such construction expenditures, with cost escalation computed at 3.5% annually, will be as follows:

                                                          1996 1997 1998 TOTAL
                                                          ---- ---- ---- ------
                                                          (MILLIONS OF DOLLARS)
   Production............................................ $405 $390 $380 $1,175
   Transmission and Distribution.........................  390  405  410  1,205
   General...............................................  110  110   95    315
                                                          ---- ---- ---- ------
      Total.............................................. $905 $905 $885 $2,695
                                                          ==== ==== ==== ======

  The construction program includes the replacement of the steam generators at ComEd's Braidwood Unit 1 and Byron Unit 1 nuclear generating units, for service in the years 1998 and 1999, respectively, at a total estimated cost of approximately $470 million. Approximately $290 million of this estimated cost is included in the construction expenditures shown above. ComEd is studying the possibility of accelerating the replacement of the steam generators which could increase the construction expenditures shown above.

  ComEd's forecasts of peak load indicate a need for additional resources to meet demand, either through generating capacity or through equivalent purchased power or demand-side management resources, in 1998 and each year thereafter through the year 2000. The projected resource needs reflect the current planning reserve margin recommendations of MAIN, the reliability council of which ComEd is a member. ComEd's forecasts indicate that the need for additional resources during this period would exist only during the summer months. ComEd does not expect to make expenditures for additional capacity to the extent the need for capacity can be met through cost-effective demand-side management resources, non-utility generation or other power purchases. Based on current market information, ComEd believes that adequate resources, including cost-effective demand-side management resources, non-utility generation resources and other-utility power purchases, could be obtained sufficient to meet forecasted requirements through the year 2000.

  ComEd's construction program will be reviewed and modified as necessary to adapt to changing economic conditions, rate levels and other relevant factors including changing business and legal needs and requirements. ComEd cannot anticipate all such possible needs and requirements. While regulatory needs in particular are more likely, on balance, to require increases in construction expenditures than decreases, financial constraints may require compensating or greater reductions in other construction expenditures. See "Regulation" below for additional information.

  Purchase commitments for ComEd and the Indiana Company, principally related to construction and nuclear fuel, approximated $1,137 million at December 31, 1995. In addition, ComEd has substantial commitments for the purchase of coal as indicated in the following table.

      CONTRACT                                          PERIOD   COMMITMENT (1)
   --------------                                      --------- --------------
   Black Butte Coal Co................................ 1996-2007     $1,011
   Decker Coal Co..................................... 1996-2015     $  713
   Big Horn Coal Co................................... 1998          $   22
   Other commitments.................................. 1996          $    3

  --------
  (1) Estimated costs in millions of dollars FOB mine. No estimate of future cost escalation has been made.

For additional information concerning these coal contracts and ComEd's fuel supply, see "Results of Operations" below and Notes 1 and 21 of Notes to Financial Statements.

  Capital Resources. ComEd has forecast that internal sources will provide more than three-fourths of the funds required for ComEd's construction program and other capital requirements, including nuclear fuel expenditures, contributions to nuclear decommissioning funds, sinking fund obligations and refinancing of scheduled debt maturities (the annual sinking fund requirements and scheduled maturities for preference stock and long-term debt are summarized in Notes 7 and 9, respectively, of Notes to Financial Statements). The forecast assumes the rate levels reflected in the Rate Order remain in effect.

  The type and amount of external financing will depend on financial market conditions and the needs and capital structure of ComEd at the time of such financing. A portion of ComEd's financing is expected to be provided through the continued sale and leaseback of nuclear fuel through ComEd's existing nuclear fuel lease facility. See Note 18 of Notes to Financial Statements for more information concerning ComEd's nuclear fuel lease facility. ComEd has approximately $915 million of unused bank lines of credit at December 31, 1995 which may be borrowed at various interest rates and which may be secured or unsecured. The interest rate is set at the time of a borrowing and is based on several floating rate bank indices plus a spread which is dependent upon ComEd's credit ratings or on a prime interest rate. Collateral, if required for the borrowings, would consist of first mortgage bonds issued under and in accordance with the provisions of ComEd's mortgage. See Note 10 of Notes to Financial Statements for information concerning lines of credit. See the Statements of Consolidated Cash Flows for the construction expenditures and cash flow from operating activities for the years 1995, 1994 and 1993.

  During 1995, ComEd sold and leased back approximately $193 million of nuclear fuel through its existing nuclear fuel lease facility. The Trust also issued $200 million of company-obligated mandatorily redeemable preferred securities, the proceeds of which were used to purchase ComEd's subordinated deferrable interest notes due September 30, 2035. The proceeds of such notes were used by ComEd to refund short-term debt incurred to meet current maturities of ComEd debt.

  As of January 26, 1996, ComEd has an effective "shelf" registration statement with the SEC for the future sale of up to an additional $805 million of debt securities and cumulative preference stock for general corporate purposes of ComEd, including the discharge or refund of other outstanding securities.

  Financial Condition. ComEd's financial condition will continue to depend on its ability to generate revenues to cover its costs and to maintain adequate debt and preferred and preference stock coverages and common stock equity earnings. ComEd has no significant revenues other than from the sale of electricity. In December 1995, ComEd announced a cap on base electric rates at current levels. Consequently, ComEd's financial condition will be affected by, and ComEd's management is addressing, actions to maintain and increase sales, to control operating and capital expenditures, and to anticipate competitive activities. See "Business and Competition" and "Regulation" below.

  During the past several years, ComEd has instituted cost reduction plans including various workforce reductions. Such efforts included an offer of voluntary early retirement which was made to ComEd and the Indiana Company management, non-union and union employees eligible to retire or who became eligible to retire after December 31, 1993 and before April 1, 1995. Such program resulted in a charge to income of approximately $20.5 million (after reflecting income tax effects), substantially all of which was recorded during 1994. ComEd is continuing to examine methods of reducing the size of its workforce, including special severance offers. On October 30, 1995, ComEd declared an impasse in the collective bargaining agreement negotiations with its principal union and has implemented virtually all of the terms of its last offered proposal prior to the impasse. Those terms include, among other things, a wage increase retroactive to April 1, 1995 and a voluntary separation offer for employees who accepted and left ComEd's employ by year-end 1995. The union has filed an unfair labor practice charge with respect to ComEd's action with the National Labor Relations Board. The voluntary separation offer, combined with separation plans offered to selected groups of non-union employees, resulted in a charge to income of approximately $59 million (after reflecting income tax effects) or $0.27 per common share for the year 1995. This charge to income occurred primarily in the fourth quarter of 1995 when most of the acceptances of the offers occurred. ComEd expects to recover the costs of these plans within two years as a result of reduced personnel.

  ComEd has also examined, and is continuing to examine, the possibility of disposing of one or more of its fossil generating stations to a third party or parties and entering into a long-term power purchase arrangement. In connection with such examination, ComEd has solicited and received binding proposals with respect to such a transaction involving its State Line and Kincaid generating stations; and it is negotiating with possible purchasers with respect to such transactions. As presently structured, such transactions would involve a sale of the generating station assets at a price approximating their book value and a fifteen-year power purchase arrangement. Any such transactions would be subject to the negotiation of definitive agreements and regulatory approvals and are not expected to have a material impact on ComEd's consolidated financial position or results of operations.

  ComEd's securities and other securities guaranteed by ComEd are currently rated by three principal securities rating agencies as follows:

                                                                STANDARD DUFF &
                                                        MOODY'S & POOR'S PHELPS
                                                        ------- -------- ------
      First mortgage and secured pollution control
       bonds...........................................  Baa2     BBB     BBB
      Publicly-held debentures and unsecured pollution
       control obligations.............................  Baa3     BBB-    BBB-
      Convertible preferred stock......................  baa3     BBB-    BBB-
      Preference stock.................................  baa3     BBB-    BBB-
      Company-obligated mandatorily redeemable pre-
       ferred securities of the Trust..................  baa3     BBB-    BBB-
      Commercial paper.................................  P-2      A-2     D-2

  As of January 1996, Standard & Poor's rating outlook on ComEd remained stable. As of October 1995, Moody's rating outlook on ComEd also remained stable. In August 1995, Duff & Phelps upgraded its rating of ComEd's preferred and preference stock from BB+ to BBB- and reaffirmed that its rating outlook on ComEd remained stable.

  Business and Competition. The electric utility business has historically been characterized by retail service monopolies in state or locally franchised service territories. Investor-owned electric utilities have tended to be vertically integrated with all aspects of their business subject to pervasive regulation. Although customers have normally been free to supply their electric power needs through self-generation, they have not had a choice of electric suppliers and self-generation has not generally been economical.

  The market place in which electric utilities like ComEd operate has become more competitive as a result of technological and regulatory changes, and many observers believe competition will intensify. Self-generation can be economical for certain customers, depending on how and when they use electricity and other customer-specific considerations. A number of competitors are currently seeking to identify and do business with those customers. In addition, suppliers of other forms of energy are increasingly competing to supply energy needs which historically were supplied primarily or exclusively by electricity. Also, a number of electric utilities (including utilities bordering ComEd's service area) have announced plans to combine, or have combined, to achieve certain size and operating efficiencies in response to expected changes in the market place. Finally, both the state and federal regulatory framework under which ComEd and other electric utilities have operated are under review. In recent years, there has been increasing debate at the state and federal levels regarding the structure and regulation of the electric utility industry. In particular, these discussions have focused on whether certain aspects of the industry, such as generation, could be more efficiently provided under a more competitive scheme.

  A central feature of the current debate over deregulation and changed regulation in the electric utility industry is the extent to which electric utilities will be permitted to recover so-called "stranded" or "strandable" costs incurred to fulfill their duty to serve all of the electricity needs within their service territories. These costs would be stranded to the extent that market-based rates would be insufficient to allow for full recovery of the investments.

  ComEd cannot estimate its strandable investment with any degree of accuracy at this time because of the number of variables involved. ComEd, however, is taking steps, such as aggressive cost-cutting measures and accelerated depreciation, to minimize its potential exposure. The regulatory and legislative initiatives that ComEd has proposed, described below, contemplate a full recovery of ComEd's costs to meet its duty to serve.

  The Energy Policy Act of 1992 has had a significant effect on companies engaged in the generation, transmission, distribution, purchase and sale of electricity. This Act, among other things, expands the authority of the FERC to order electric utilities to transmit or "wheel" wholesale power for others, and facilitates the creation of non-utility electric generating companies. In March 1995, the FERC issued a NOPR seeking comments on proposals intended to encourage a more competitive wholesale electric power market. The NOPR addresses both open access transmission and stranded cost issues. ComEd is unable to predict the structure and effect of any rule that the FERC may ultimately adopt based upon the NOPR.

  ComEd is facing increased competition from several non-utility businesses which seek to provide energy services to users of electricity, especially larger customers such as industrial, commercial and wholesale customers. Such suppliers include independent power producers and unregulated energy services companies. In this regard, natural gas utilities operating in ComEd's service area have established subsidiary ventures to provide heating, ventilating and air conditioning services, attempting to attract ComEd's customers. Also, several utilities in the United States have established unregulated energy services subsidiaries which pursue business opportunities outside of the utilities' regular service areas. In addition, cogeneration and energy services companies have begun soliciting ComEd's customers to provide alternatives to using ComEd's electricity. In October 1993, the ICC granted ComEd the authority to negotiate special discount contract rates with new or existing industrial customers for up to a total of 400 megawatts of added load, where the customers would not have chosen service from ComEd for the increased load in the absence of the discount rates. In addition, in June 1994, the ICC granted ComEd the authority to negotiate special discount contract rates with up to 25 of its largest existing customers, where such contracts would be necessary to retain the customers' existing load on ComEd's system. The Illinois Appellate Court reversed the latter ICC decision, ruling that state law prohibited the confidential aspects of the contracts. ComEd has petitioned the Illinois Supreme Court to review the reversal. ComEd has also sought and received ICC approval for the eleven contracts at special discount rates which it negotiated prior to the Illinois Appellate Court's decision.

  In 1994, the ICC formed a task force for the purpose of conducting a broad-based and open examination of the expanding presence of market components within the electric utility industry. Participants from more than 40 organizations, including representatives from the electric utility industry (including ComEd), met to examine three broad issues: effects of regulation, competition and future regulatory and legislative changes. In May 1995, the task force issued its report sharing the views of the participants on the issues.

  Legislation has been passed in Illinois to review the need for changes in the regulatory framework under which Illinois electric utilities operate. The Joint Committee on Electric Utility Regulatory Reform was created pursuant to House/Senate Joint Resolution 21 to develop any legislative reform proposals it finds necessary. A final legislative proposal is to be delivered by November 8, 1996. ComEd is participating as a member of the Technical Advisory Group. A bill allowing utilities to submit plans for alternative regulation, such as price caps or incentive regulation, has been signed by the Governor of Illinois. On December 11, 1995, ComEd announced a series of customer initiatives as part of its larger ongoing effort to address the need to give all customer classes the opportunity to benefit from increased competition in the electric utility business, while retaining the benefits (such as reliability) of current regulation and ensuring utilities' cost recovery for commitments made under the obligation to serve customers. The initiatives include (i) a five-year cap on base electric rates at current levels, (ii) certain energy monitoring and management programs designed to monitor and control energy usage, particularly during certain peak periods, (iii) single statement, or unified, billing for certain multi-site customers, (iv) certain incentives for manufacturing customers looking to expand operations or to locate in northern Illinois and (v) market pricing options for up to ten percent of certain large industrial customers' existing electric energy requirements and all of their incremental requirements. ComEd anticipates the initiatives will be fully implemented in 1997 and will reduce its revenues by approximately $42 million annually (including the effects of previously implemented initiatives and before income tax effects) primarily through changes in energy utilization and increase its costs by at least $30 million annually (before income tax effects) through the acceleration of depreciation charges on its nuclear generating units. ComEd expects to file a request for ICC approval of the accelerated depreciation initiatives in the near future. Management expects the financial impact of these initiatives will be substantially offset by ComEd's cost reduction efforts and expected growth in its business. ComEd also continues to consider the possibility of additional accelerated depreciation options.

  Under ComEd's initiatives, the five-year base rate cap at current levels became effective in December 1995 and will extend until January 1, 2001. The rate cap does not affect ComEd's fuel cost or nuclear decommissioning cost recovery provisions. ComEd's fuel cost variances will continue to be collected through its fuel adjustment clause, and such collections will continue to be subject to annual reconciliation proceedings before the ICC. Nuclear decommissioning cost variances will continue to be collected under a rider that was approved in the Rate Order, and such rider is intended to allow annual adjustments in decommissioning cost recoveries from ratepayers as changes in cost estimates occur. See "Depreciation and Decommissioning" in Note 1 of Notes to Financial Statements for additional information regarding the decommissioning costs rider.

  On December 13, 1995, ComEd announced a proposal to amend certain provisions of the Illinois Public Utilities Act. The proposal would, among other things, allow Illinois utilities to launch five-year experimental "direct access" programs, whereby certain customers would have the opportunity to obtain some of their electric energy requirements from their chosen supplier. If the proposal is adopted as legislation, such "direct access" programs could begin as early as 1998; and under the legislation, ComEd announced it would offer such a program for new or expanded load of three megawatts or greater in its northern Illinois service territory. Under ComEd's proposal, if such "direct access" proves workable, and the ICC finds it to be in the public interest, the ICC could order it as an option for all electricity consumers in Illinois starting in 2003. Other Illinois utilities have also initiated both legislative and regulatory proposals. Both Illinois Power Company and Central Illinois Light Company have filed proposed retail wheeling experiments with the ICC. These experiments are currently the subject of hearings. ComEd cannot predict whether, or in what form, these proposals may be approved. See "Regulation" and "Regulatory Assets and Liabilities" in Note 1 of Notes to Financial Statements.

  Capital Structure. The ratio of long-term debt to total capitalization has decreased to 49.3% at December 31, 1995 from 54.6% at December 31, 1994. This decrease is related primarily to the retirement and early redemption of long-term debt.

REGULATION

  ComEd and the Indiana Company are subject to state and federal regulation in the conduct of their respective businesses, including the operations of Cotter. Such regulation includes rates, securities issuance, nuclear operations, environmental and other matters. Particularly in the cases of nuclear operations and environmental matters, such regulation can and does affect operational and capital expenditures.

  Rate Proceedings. ComEd's revenues, net income, cash flows and plant carrying costs have been affected directly by various rate-related proceedings. During 1993, ComEd was involved in a number of proceedings concerning its rates. The uncertainties associated with such proceedings and related issues, among other things, led to the Rate Matters Settlement and the Fuel Matters Settlement in late 1993 (see Note 2 of Notes to Financial Statements). The effects of such settlements during 1993 and 1994 are discussed below under "Results of Operations."

  On January 9, 1995, the ICC issued its Rate Order in the proceedings relating to ComEd's February 1994 rate increase request. The Rate Order provides, among other things, for (i) an increase in ComEd's total revenues of approximately $301.8 million (excluding add-on revenue taxes) or 5.2%, on an annual basis, including a $303.2 million increase in base rates, (ii) the collection of municipal franchise costs as an adder to base rates until May 1, 1995, when ComEd began collecting such costs prospectively on an individual municipality basis through a rider, and (iii) the use of a rider, with annual review proceedings, to pass on to ratepayers increases or decreases in estimated costs associated with the decommissioning of ComEd's nuclear generating units. See "Depreciation and Decommissioning" in Note 1 of Notes to Financial Statements for information related to the level of decommissioning cost collections allowed in the Rate Order and subsequent rider proceedings. The ICC also determined that the Units were 100% "used and useful" and that the previously determined reasonable costs of such Units, as depreciated, should be included in full in ComEd's rate base. The rates provided in the Rate Order became effective on January 14, 1995; however, they are being collected subject to refund as a result of subsequent judicial action. As of December 31, 1995, electric operating revenues of approximately $319 million (excluding revenue taxes) are subject to refund. Intervenors and ComEd have filed appeals of the Rate Order with the Illinois Appellate Court.

  Nuclear Matters. During the past several years, the NRC has placed two of ComEd's nuclear generating stations, Zion station and Dresden station, on its list of plants to be monitored closely. Although Zion station (which was placed on the list in early 1991) was removed from that list in February 1993, Dresden station (which was placed on the list in early 1992) remains on the list. In June 1995, the NRC reported that over the past year performance at Dresden was cyclical; that plant material condition needed to be improved at Dresden and that a more effective work management system was needed to deal with the corrective maintenance backlog. In January 1996, the NRC noted improvement but indicated that certain of the same concerns continue to exist. The NRC also stated that the effectiveness of the recent improvement efforts must be sustained. In January 1994, ComEd was notified by the NRC that ComEd's LaSalle County and Quad-Cities stations were placed on the list of plants with adverse performance trends. ComEd was informed that the NRC concerns about LaSalle County station included, among other matters, deficient radiation worker practices, and that concerns with Quad-Cities station included, among other matters, deficiencies in the condition of certain station equipment and the effectiveness of the operators of the units in identifying and responding to certain operational problems. In February and June 1995, the NRC concluded that LaSalle County and Quad-Cities, respectively, had arrested the adverse trends in most areas and "normal" designation has been reestablished.

  Because of the age of Zion, Dresden and Quad-Cities stations, ComEd anticipates continued expenditures in order to improve reliability and to meet NRC regulatory expectations. Beginning in late 1992, ComEd restructured its management of its nuclear operations division and since that time has committed additional resources to the stations' operations. In addition, generating station availability and performance during a year may be issues in fuel reconciliation proceedings in assessing the prudence of fuel and power purchases during such year. Final ICC orders have been issued in fuel reconciliation proceedings for years prior to 1994; however, certain intervenors have appealed the ICC order in the 1989 fuel reconciliation proceedings on issues relating to nuclear station performance.

  ComEd estimates that it will expend approximately $15 billion, excluding any contingency allowance, for decommissioning costs primarily during the period from 2007 through 2032. Such costs, which are estimated to aggregate $3.7 billion in current-year (1996) dollars, are expected to be funded by external decommissioning trusts which ComEd established in compliance with Illinois law and into which ComEd has been making annual contributions. Future decommissioning cost estimates may be significantly affected by the adoption of or changes to NRC regulations as well as changes in the assumptions used in making such estimates. See Note 1 of Notes to Financial Statements under "Depreciation and Decommissioning" for additional information regarding decommissioning costs.

  Environmental Matters. ComEd is involved in administrative and legal proceedings concerning air quality, water quality and other matters. The outcome of these proceedings may require increases in future construction expenditures and operating expenses and changes in operating procedures. See
Note 21 of Notes to Financial Statements for information regarding certain effects of CERCLA on ComEd.

RESULTS OF OPERATIONS

  Net Income on Common Stock. The 1995 results reflect higher revenues primarily as a result of higher kilowatthour sales and the higher rate levels which became effective in January 1995 under the Rate Order. The higher kilowatthour sales reflect the unusually hot summer weather in 1995. The 1995 results were also affected by higher operation and maintenance expenses, which reflect an after-tax charge of $59 million or $0.27 per common share for a voluntary separation offer for union employees who accepted and left ComEd's employ by year-end 1995 combined with separation plans offered to selected groups of non-union employees. ComEd also recorded an after-tax charge of $20 million or $0.09 per common share related to the early redemption of $645 million of long-term debt.

  The 1994 results reflect higher revenues as a result of the favorable comparison to 1993 in which the effects of the Rate Matters Settlement and the Fuel Matters Settlement were recorded. The 1994 results also reflect ComEd's increased kilowatthour sales to ultimate consumers. The effects of these items were partially offset by higher operation and maintenance expenses, which include an after-tax charge of $20 million or $0.09 per common share for additional pension costs related to an early retirement offer made to certain employees during 1994. ComEd also recorded a reduction in the carrying value of its investments in uranium-related properties in 1994, which reduced net income by $34 million or $0.16 per common share.

  The 1993 results were significantly affected by the recording of the effects of the Rate Matters Settlement and the Fuel Matters Settlement, which reduced 1993 net income by approximately $354 million or $1.66 per common share, in addition to the effect of the deferred recognition of revenues which ComEd had recorded during 1993 (approximately $160 million or $0.75 per common share), and after the partially offsetting effect of recording approximately $269 million or $1.26 per common share in deferred carrying charges, net of income taxes, as authorized in the Remand Order. The 1993 earnings also reflect a one-time favorable cumulative effect of $10 million or $0.05 per common share as a result of the adoption of SFAS No. 109, Accounting for Income Taxes. The effect of the non-recurring items was partially offset by a higher level of kilowatthour sales and lower operation and maintenance expenses. Excluding non-recurring items, earnings in 1993 would have been $1.83 per common share.

  Kilowatthour Sales. Kilowatthour sales to ultimate consumers increased 4.6% in 1995, 2.8% in 1994 and 4.6% in 1993 as a result of increased sales to all classes of customers, except railroads, which decreased during each year, reflecting progressively warmer summers (particularly in 1995) and, in

1994, colder winter weather than in 1993. The service territory economy also improved during 1994, which contributed to the increase in kilowatthour sales. Kilowatthour sales including sales for resale increased 7.3% in 1995, decreased 3.0% in 1994 and increased 16.0% in 1993.

  Electric Operating Revenues. Operating revenues increased $632 million in 1995 principally reflecting the higher kilowatthour sales described above and higher rate levels under the Rate Order. Operating revenues increased $1,017 million in 1994 principally reflecting the favorable comparison to 1993 in which the effects of the Rate Matters Settlement and the Fuel Matters Settlement were recorded and the increased level of kilowatthour sales to ultimate consumers described above. The increase was partially offset by a decrease in energy costs recovered under the fuel adjustment clause in ComEd's rates.

  Operating revenues decreased $766 million in 1993 principally reflecting the recording of the effects of the Rate Matters Settlement and the Fuel Matters Settlement, which reduced 1993 operating revenues by $1,282 million. This reduction was partially offset by a higher level of kilowatthour sales and an increase in energy costs recovered under the fuel adjustment clause in ComEd's rates. See "Net Income on Common Stock" above and Note 2 of Notes to Financial Statements for additional information.

  Fuel Costs. Changes in fuel expense for 1995, 1994 and 1993 primarily resulted from changes in the average cost of fuel consumed, changes in the mix of fuel sources of electric energy generated and changes in net generation of electric energy. Fuel mix is determined primarily by system load, the costs of fuel consumed and the availability of nuclear generating units. The cost of fuel consumed, net generation of electric energy and fuel sources of kilowatthour generation were as follows:

                                                         1995    1994    1993
                                                        ------  ------  ------
   Cost of fuel consumed (per million Btu):
    Nuclear...........................................   $0.52   $0.53   $0.52
    Coal..............................................   $2.43   $2.31   $2.89
    Oil...............................................   $3.06   $2.89   $3.03
    Natural gas.......................................   $1.85   $2.27   $2.70
    Average all fuels.................................   $1.05   $1.08   $1.15
   Net generation of electric energy (millions of
    kilowatthours)....................................  96,608  90,243  94,266
   Fuel sources of kilowatthour generation:
    Nuclear...........................................      73%     71%     75%
    Coal..............................................      24      25      23
    Oil...............................................      --       1       1
    Natural gas.......................................       3       3       1
                                                        ------  ------  ------
                                                           100%    100%    100%
                                                        ======  ======  ======

  Under the Energy Policy Act of 1992, investor-owned electric utilities that have purchased enrichment services from the DOE are being assessed amounts to fund a portion of the cost for the decontamination and decommissioning of uranium enrichment facilities owned and previously operated by the DOE. ComEd's portion of such assessments is estimated to be approximately $15 million per year (to be adjusted annually for inflation) to 2007. The Act provides that such assessments are to be treated as a cost of fuel. See Note 1 of Notes to Financial Statements under "Deferred Unrecovered Energy Costs" for information related to the accounting for such costs.

  Fuel Supply. Compared to other utilities, ComEd has relatively low average fuel costs as a result of its reliance predominantly on lower cost nuclear generation. ComEd's coal costs, however, are high compared to those of other utilities. ComEd's western coal contracts and its rail contracts for delivery of the western coal provide for the purchase of certain coal at prices substantially above currently prevailing market prices and ComEd has significant purchase commitments under its contracts. In addition, as of December 31, 1995, ComEd had unrecovered fuel costs in the form of coal reserves of approximately $448 million. In prior years, ComEd's commitments for the purchase of coal exceeded its requirements.

Rather than take all the coal it was required to take, ComEd agreed to purchase the coal in place in the form of coal reserves. For additional information concerning ComEd's coal purchase commitments, fuel reconciliation proceedings and coal reserves, see "Liquidity and Capital Resources" above and Notes 1, 2 and 21 of Notes to Financial Statements.

  Purchased Power. Amounts of purchased power are primarily affected by system load, the availability of ComEd and the Indiana Company's generating units and the availability and cost of power from other utilities.

  The number and average cost of kilowatthours purchased were as follows:

                                                             1995   1994   1993
                                                             -----  -----  ----
   Kilowatthours (millions)................................. 2,475  2,071   644
   Cost per kilowatthour....................................  2.60c  2.86c 1.91c

  Deferred Under or Overrecovered Energy Costs--Net. Operating expenses for the years 1995, 1994 and 1993 reflect the net change in under or overrecovered allowable energy costs under ComEd's fuel adjustment clause. See "Fuel Costs" and "Fuel Supply" above and Note 1 of Notes to Financial Statements under "Deferred Unrecovered Energy Costs."

  Operation and Maintenance Expenses. Operation and maintenance expenses increased 4% during 1995, increased 2% during 1994 and decreased 4% during 1993. The increase in 1995 primarily reflects increased expenses for costs related to voluntary employee separation plans, nuclear and fossil generating stations, customer-related activities and incentive compensation programs, partially offset by lower expenses associated with transmission and distribution facilities, certain administrative and general costs and pensions and other employee benefits, including postretirement health care benefits. The increase in 1994 primarily reflects increased expenses associated with pensions and other employee benefits, incentive compensation programs, nuclear and fossil generating stations, and certain administrative and general costs, partially offset by lower expenses associated with transmission and distribution facilities. The decrease in 1993 primarily reflects decreased expenses associated with nuclear and fossil generating stations, pension benefits and customer-related activities, a decrease in the number of employees and lower research costs, partially offset by higher costs of postretirement health care benefits and the cost related to the 1993 special incentive plan for employees. Wage increases, the effects of which are reflected in the increases and decreases discussed below, have increased operation and maintenance expenses during 1995 and 1994. Wages in 1993 were not increased over 1992 levels. Operation and maintenance expenses in 1995 and 1994 include approximately $16 million and $20 million, respectively, for wage increases. The effects of inflation have increased operation and maintenance expenses during the years and are also reflected in the increases and decreases discussed below.

  Operation and maintenance expenses for pensions and other employee benefits, including postretirement health care benefits, decreased $40 million in 1995, increased $30 million in 1994 and decreased $2 million in 1993. The 1995 decrease reflects a decrease of $40 million in the provision for postretirement health care costs, partially offset by a $25 million increase for the portion of the costs of the voluntary employee separation plans related to postretirement health care benefits and an increase of $9 million for certain other employee benefits. The 1994 increase includes a $34 million increase in pension costs related to an early retirement program offered in 1994. See "Liquidity and Capital Resources," subcaption "Financial Condition," for additional information regarding the employee separation plans offered in 1995 and the 1994 early retirement program. The 1993 decrease reflects a decrease in pension benefits of $16 million which was partially offset by an increase in postretirement health care benefits of $14 million. The increase in postretirement health care benefits in 1993 reflects $17 million as a result of adopting SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

  Operation and maintenance expenses in 1995 also reflect $72 million for the portion of the costs of the voluntary employee separation plans not related to the postretirement health care benefits described above. See "Liquidity and Capital Resources," subcaption "Financial Condition," above for information regarding the employee separation plans offered in 1995.

  Operation and maintenance expenses associated with the nuclear generating stations tend to be affected by the number of outages (both scheduled and non-scheduled) of the units, during which a greater number of activities related to inspection, maintenance and improvement are scheduled and carried out. Such expenses increased $32 million in 1995, increased $9 million in 1994 and decreased $74 million in 1993. The increase in 1995 is primarily due to increased expenses related to the plant improvement efforts at Dresden and Zion stations. The increase in 1994 is due to activities undertaken during increased scheduled and non-scheduled outages. The decrease in 1993 includes the effects of ComEd's cost reduction efforts, including re-engineering and process improvements, eliminating unnecessary work and increasing the efficiency at which the remaining work was performed. Future operation and maintenance expenses associated with nuclear generating stations may be significantly affected by regulatory, operational and other requirements. See "Nuclear Matters" under "Regulation" above.

  Operation and maintenance expenses associated with the fossil generating stations also tend to be affected by the number of outages in the same manner as nuclear generating stations. Such expenses increased $8 million in 1995, increased $4 million in 1994 and decreased $13 million in 1993. The increase in 1995 reflects the costs for the increase in scope of scheduled overhauls partially offset by the net effect of a reduction of personnel. The increase in 1994 reflects, in part, activities undertaken during a greater number of scheduled overhauls. The decrease in 1993 includes the effects of ComEd's cost reduction efforts. Research costs also decreased $10 million in 1993 due to the cost reduction efforts.

  Operation and maintenance expenses associated with ComEd's transmission and distribution system decreased $3 million and $18 million in 1995 and 1994, respectively. The decreases in 1995 and 1994 reflect the effects of cost containment efforts. Costs of customer-related activities, including customer assistance and energy sales services, increased $10 million in 1995 and decreased $13 million in 1993.

  Operation and maintenance expenses reflect $65 million, $50 million and $36 million for employee incentive compensation plan costs related to the achievement of certain financial performance, cost containment and operating performance goals in 1995, 1994 and 1993, respectively.

  Certain administrative and general costs decreased $16 million in 1995 and increased $12 million in 1994. The decrease in 1995 was due to a variety of reasons including a decrease in expenses related to insurance, injuries and damages and the provision for vacation pay liability. The increase in 1994 was primarily due to increased provisions for injuries and damages and obsolete materials.

  Depreciation. Depreciation expense increased in 1995, 1994 and 1993 as a result of additions to plant in service. See "Depreciation and Decommissioning" in Note 1 of Notes to Financial Statements for additional information. ComEd also intends to seek authorization from the ICC to accelerate the depreciation charges on its nuclear generating units. See "Business and Competition" under "Liquidity and Capital Resources."

  Interest on Debt. Changes in interest on long-term debt and notes payable for the years 1995, 1994 and 1993 were due to changes in average interest rates and in the amounts of long-term debt and notes payable outstanding. Changes in interest on long-term debt also reflected new issues of debt, the retirement and early redemption of debt, and the retirement and redemption of issues which were refinanced at generally lower rates of interest. The average amounts of long-term debt and notes payable outstanding and average interest rates thereon were as follows:

                                                          1995    1994    1993
                                                         ------  ------  ------
   Long-term debt outstanding:
    Average amount (millions)..........................  $7,528  $7,934  $8,105
    Average interest rate..............................    7.78%   7.83%   8.03%
   Notes payable outstanding:
    Average amount (millions)..........................  $   51  $    9  $    6
    Average interest rate..............................    6.40%   6.48%   5.83%

  Deferred Carrying Charges. In the Remand Order, the ICC provided that, for ratemaking purposes, deferred carrying charges on the reasonable and "used and useful" plant costs of the Units for the period April 1, 1989 until approximately March 20, 1991, the date under the Remand Order that the Units were reflected in rates, could be deferred and amortized. Approximately $438 million of such costs was capitalized as a regulatory asset in October 1993 and resulted in an increase to net income for the year 1993 of approximately $269 million or $1.26 per common share. Amortization of deferred carrying charges was $13 million in 1995 and 1994 and was $2 million in 1993.

  Decommissioning. The staff of the SEC has questioned certain of the current accounting practices of the electric utility industry, including ComEd, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in financial statements of electric utilities. In response to these questions, the FASB is reviewing the accounting for nuclear decommissioning costs. If current electric utility industry accounting practices for such decommissioning costs are changed, annual provisions for decommissioning could increase and the estimated cost for decommissioning could be recorded as a liability rather than as accumulated depreciation. ComEd does not believe that such changes, if required, would have an adverse effect on results of operations due to its current and future ability to recover decommissioning costs through rates.

  Investments in Uranium-Related Properties. In May 1994, ComEd recorded a reduction in the carrying value of its investments in uranium-related properties after completing a review of various alternatives and reassessing the long-term recoverability of those investments. The effects of the reduction reduced 1994 net income by $34 million or $0.16 per common share.

  Other Items. The amounts of AFUDC reflect changes in the average levels of investment subject to AFUDC and changes in the average annual capitalization rates as discussed in Note 1 of Notes to Financial Statements. AFUDC does not contribute to the current cash flow of ComEd.

  The ratios of earnings to fixed charges for the years 1995, 1994 and 1993 were 2.79, 1.99 and 1.19, respectively. The ratios of earnings to fixed charges and preferred and preference stock dividend requirements for the years 1995, 1994 and 1993 were 2.39, 1.73 and 1.03, respectively.

  Business corporations in general have been adversely affected by inflation because amounts retained after the payment of all costs have been inadequate to replace, at increased costs, the productive assets consumed. Electric utilities in particular have been especially affected as a result of their capital intensive nature and regulation which limits capital recovery and prescribes installation or modification of facilities to comply with increasingly stringent safety and environmental requirements. Because the regulatory process limits the amount of depreciation expense included in ComEd's revenue allowance to the original cost of utility plant investment, the resulting cash flows are inadequate to provide for replacement of that investment in future years or preserve the purchasing power of common equity capital previously invested.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Commonwealth Edison Company:

  We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of Commonwealth Edison Company (an Illinois corporation) and subsidiary companies as of December 31, 1995 and 1994, and the related statements of consolidated income, retained earnings, premium on common stock and other paid-in capital and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Edison Company and subsidiary companies as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Chicago, Illinois
January 26, 1996

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                       STATEMENTS OF CONSOLIDATED INCOME

  The following Statements of Consolidated Income for the years 1995, 1994 and 1993 reflect the results of past operations and are not intended as any representation as to results of operations for any future period. Future operations will necessarily be affected by various and diverse factors and developments, including changes in electric rates, population, business activity, competition, taxes, environmental control, energy use, fuel supply, cost of labor, fuel and purchased power and other matters, the nature and effect of which cannot now be determined.

                                               1995        1994        1993
                                            ----------  ----------  -----------
                                            (THOUSANDS EXCEPT PER SHARE DATA)
Electric Operating Revenues:
 Operating revenues.......................  $6,909,786  $6,293,430  $ 6,547,205
 Provisions for revenue refunds...........         --      (15,909)  (1,286,765)
                                            ----------  ----------  -----------
                                            $6,909,786  $6,277,521  $ 5,260,440
                                            ----------  ----------  -----------
Electric Operating Expenses and Taxes:
 Fuel.....................................  $1,089,841  $1,049,853  $ 1,170,935
 Purchased power..........................      64,378      59,123       12,303
 Deferred (under)/overrecovered energy
  costs--net..............................      (2,732)      1,940       (1,757)
 Operation................................   1,597,964   1,525,258    1,455,986
 Maintenance..............................     566,749     561,320      581,714
 Depreciation.............................     897,305     887,432      862,766
 Recovery of regulatory assets............      15,272      15,453        5,235
 Taxes (except income)....................     832,026     787,796      701,913
 Income taxes--
   Current--Federal.......................     257,083     158,301      (19,930)
   --State................................      87,138       1,913       (7,623)
   Deferred--Federal--net.................     172,403     104,290       88,631
   --State--net...........................      15,605      65,017       34,752
 Investment tax credits deferred--net.....     (28,710)    (28,757)     (29,424)
                                            ----------  ----------  -----------
                                            $5,564,322  $5,188,939  $ 4,855,501
                                            ----------  ----------  -----------
Electric Operating Income.................  $1,345,464  $1,088,582  $   404,939
                                            ----------  ----------  -----------
Other Income and (Deductions):
 Interest on long-term debt...............  $ (585,806) $ (621,225) $  (651,181)
 Interest on notes payable................      (3,280)       (557)        (334)
 Allowance for funds used during
  construction--
   Borrowed funds.........................      11,137      18,912       16,930
   Equity funds...........................      13,129      22,628       20,618
 Income taxes applicable to nonoperating
  activities..............................       5,085      27,074       30,705
 Deferred carrying charges................         --          --       438,183
 Interest and other costs for 1993
  Settlements.............................         (61)    (21,464)     (98,674)
 Provision for dividends on company-
  obligated mandatorily redeemable
  preferred securities of subsidiary
  trust...................................      (4,428)        --           --
 Miscellaneous--net.......................     (44,064)    (90,004)     (58,484)
                                            ----------  ----------  -----------
                                            $ (608,288) $ (664,636) $  (302,237)
                                            ----------  ----------  -----------
Net Income Before Extraordinary Item and
 Cumulative Effect of Change in Accounting
 for Income Taxes.........................  $  737,176  $  423,946  $   102,702
Extraordinary Loss Related to Early
 Redemption of Long-Term Debt, Less
 Applicable Income Taxes..................     (20,022)        --           --
Cumulative Effect of Change in Accounting
 for Income Taxes.........................         --          --         9,738
                                            ----------  ----------  -----------
Net Income................................  $  717,154  $  423,946  $   112,440
Provision for Dividends on Preferred and
 Preference Stocks........................      69,961      64,927       66,052
                                            ----------  ----------  -----------
Net Income on Common Stock................  $  647,193  $  359,019  $    46,388
                                            ==========  ==========  ===========
Average Number of Common Shares
 Outstanding..............................     214,193     214,008      213,508
Earnings Per Common Share Before
 Extraordinary Item and Cumulative Effect
 of Change in Accounting for Income Taxes.  $     3.11  $     1.68  $      0.17
Extraordinary Loss Related to Early
 Redemption of Long-Term Debt, Less
 Applicable Income Taxes..................       (0.09)        --           --
Cumulative Effect of Change in Accounting
 for Income Taxes.........................         --          --          0.05
                                            ----------  ----------  -----------
Earnings Per Common Share.................  $     3.02  $     1.68  $      0.22
                                            ==========  ==========  ===========

   The accompanying Notes to Financial Statements are an integral part of the above statements.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                                                            DECEMBER 31
                                                      ------------------------
                       ASSETS                            1995         1994
                       ------                         -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
Utility Plant:
  Plant and equipment, at original cost (includes
   construction work in progress of $1,105 million
   and $1,043 million, respectively)................. $27,052,778  $26,257,665
  Less--Accumulated provision for depreciation.......  10,565,093    9,623,756
                                                      -----------  -----------
                                                      $16,487,685  $16,633,909
  Nuclear fuel, at amortized cost....................     734,667      689,424
                                                      -----------  -----------
                                                      $17,222,352  $17,323,333
                                                      -----------  -----------
Investments:
  Nuclear decommissioning funds...................... $ 1,237,527  $   880,944
  Subsidiary companies...............................     113,657      118,051
  Other investments, at cost.........................      20,478       18,613
                                                      -----------  -----------
                                                      $ 1,371,662  $ 1,017,608
                                                      -----------  -----------
Current Assets:
  Cash............................................... $       972  $        84
  Temporary cash investments.........................      14,138       53,566
  Other cash investments.............................         --        19,588
  Special deposits...................................       3,546       29,603
  Receivables--
    Customers........................................     579,861      463,385
    Taxes............................................      75,536       36,083
    Other............................................      82,824       68,434
    Provisions for uncollectible accounts............     (11,828)     (10,720)
  Coal and fuel oil, at average cost.................     129,176      108,872
  Materials and supplies, at average cost............     333,539      384,612
  Deferred unrecovered energy costs..................      46,028       48,697
  Deferred income taxes related to current assets and
   liabilities--
    Loss carryforward................................         --        10,090
    Other............................................     107,931      110,267
  Prepayments and other..............................      44,661       56,449
                                                      -----------  -----------
                                                      $ 1,406,384  $ 1,379,010
                                                      -----------  -----------
Deferred Charges and Other Noncurrent Assets:
  Regulatory assets.................................. $ 2,467,386  $ 2,604,270
  Unrecovered energy costs...........................     588,152      643,438
  Other..............................................      63,124      108,308
                                                      -----------  -----------
                                                      $ 3,118,662  $ 3,356,016
                                                      -----------  -----------
                                                      $23,119,060  $23,075,967
                                                      ===========  ===========

   The accompanying Notes to Financial Statements are an integral part of the above statements.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31
                                                        -----------------------
            CAPITALIZATION AND LIABILITIES                 1995        1994
            ------------------------------              ----------- -----------
                                                        (THOUSANDS OF DOLLARS)
Capitalization (see accompanying statements):
  Common stock equity.................................. $ 5,706,130 $ 5,401,423
  Preferred and preference stocks without mandatory
   redemption requirements.............................     508,034     508,147
  Preference stock subject to mandatory redemption
   requirements........................................     261,475     292,163
  Company-obligated mandatorily redeemable preferred
   securities of subsidiary trust*.....................     200,000         --
  Long-term debt.......................................   6,488,434   7,453,206
                                                        ----------- -----------
                                                        $13,164,073 $13,654,939
                                                        ----------- -----------
Current Liabilities:
  Notes payable--
   Commercial paper.................................... $   261,000 $       --
   Bank loans..........................................       7,150       7,150
  Current portion of long-term debt, redeemable
   preference stock and capitalized lease obligations..     433,299     560,335
  Accounts payable.....................................     614,283     351,370
  Accrued interest.....................................     170,284     182,745
  Accrued taxes........................................     215,965     209,269
  Dividends payable....................................     102,192     102,585
  Customer deposits....................................      44,521      44,514
  Other................................................      93,841      85,845
                                                        ----------- -----------
                                                        $ 1,942,535 $ 1,543,813
                                                        ----------- -----------
Deferred Credits and Other Noncurrent Liabilities:
  Deferred income taxes................................ $ 4,506,704 $ 4,383,876
  Accumulated deferred investment tax credits..........     689,041     717,752
  Accrued spent nuclear fuel disposal fee and related
   interest............................................     624,191     589,757
  Obligations under capital leases.....................     373,697     431,402
  Regulatory liabilities...............................     601,002     699,426
  Other................................................   1,217,817   1,055,002
                                                        ----------- -----------
                                                        $ 8,012,452 $ 7,877,215
                                                        ----------- -----------
Commitments and Contingent Liabilities (Note 21)
                                                        $23,119,060 $23,075,967
                                                        =========== ===========

  *As described in Note 8 of Notes to Financial Statements, the sole asset of ComEd Financing I, a subsidiary trust of ComEd, is $206.2 million principal amount of ComEd's 8.48% subordinated deferrable interest notes due September 30, 2035.

   The accompanying Notes to Financial Statements are an integral part of the above statements.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                   STATEMENTS OF CONSOLIDATED CAPITALIZATION

                                                            DECEMBER 31
                                                      ------------------------
                                                         1995         1994
                                                      -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
Common Stock Equity:
  Common stock, $12.50 par value per share--
   Outstanding--214,194,950 shares and 214,191,021
    shares, respectively............................. $ 2,677,437  $ 2,677,387
  Premium on common stock and other paid-in capital..   2,223,004    2,222,941
  Capital stock and warrant expense..................     (16,159)     (16,240)
  Retained earnings..................................     821,848      517,335
                                                      -----------  -----------
                                                      $ 5,706,130  $ 5,401,423
                                                      -----------  -----------
Preferred and Preference Stocks Without Mandatory
 Redemption Requirements:
  Preference stock, cumulative, without par value--
   Outstanding--13,499,549 shares.................... $   504,957  $   504,957
  $1.425 convertible preferred stock, cumulative,
   without par value--
   Outstanding--96,753 shares and 100,323 shares,
    respectively.....................................       3,077        3,190
  Prior preferred stock, cumulative, $100 par value
   per share--
   No shares outstanding.............................         --           --
                                                      -----------  -----------
                                                      $   508,034  $   508,147
                                                      -----------  -----------
Preference Stock Subject to Mandatory Redemption
 Requirements:
  Preference stock, cumulative, without par value--
   Outstanding--2,934,990 shares and 3,113,205
    shares, respectively............................. $   292,163  $   309,964
  Current redemption requirements for preference
   stock included in current liabilities.............     (30,688)     (17,801)
                                                      -----------  -----------
                                                      $   261,475  $   292,163
                                                      -----------  -----------
Company-Obligated Mandatorily Redeemable Preferred
 Securities of Subsidiary Trust:
  Outstanding--8,000,000 and none, respectively...... $   200,000  $       --
                                                      -----------  -----------
Long-Term Debt:
  First mortgage bonds:
    Maturing 1995 through 2000--5 1/4% to 9 3/8%..... $ 1,170,000  $ 1,273,000
    Maturing 2001 through 2010--5.30% to 8 3/8%......   1,465,400    1,765,500
    Maturing 2011 through 2020--5.85% to 9 7/8%......   1,266,000    1,591,000
    Maturing 2021 through 2023--7 3/4% to 9 1/8%.....   1,385,000    1,385,000
                                                      -----------  -----------
                                                      $ 5,286,400  $ 6,014,500
  Sinking fund debentures, due 1999 through 2011--
   2 3/4% to 7 5/8%..................................     110,505      112,593
  Pollution control obligations, due 2004 through
   2014--4.434% to 9 1/8%............................     317,200      337,200
  Other long-term debt...............................   1,064,318    1,451,449
  Current maturities of long-term debt included in
   current liabilities...............................    (234,893)    (395,554)
  Unamortized net debt discount and premium..........     (55,096)     (66,982)
                                                      -----------  -----------
                                                      $ 6,488,434  $ 7,453,206
                                                      -----------  -----------
                                                      $13,164,073  $13,654,939
                                                      ===========  ===========

   The accompanying Notes to Financial Statements are an integral part of the above statements.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                  STATEMENTS OF CONSOLIDATED RETAINED EARNINGS

                                                      1995      1994     1993
                                                   ---------- -------- --------
                                                      (THOUSANDS OF DOLLARS)
Balance at Beginning of Year...................... $  517,335 $549,152 $847,186
Add--Net income...................................    717,154  423,946  112,440
                                                   ---------- -------- --------
                                                   $1,234,489 $973,098 $959,626
                                                   ---------- -------- --------
Deduct--
  Dividends declared on--
    Common stock.................................. $  342,710 $390,281 $341,683
    Preferred and preference stocks...............     66,855   65,381   65,688
  Other capital stock transactions--net...........      3,076      101    3,103
                                                   ---------- -------- --------
                                                   $  412,641 $455,763 $410,474
                                                   ---------- -------- --------
Balance at End of Year............................ $  821,848 $517,335 $549,152
                                                   ========== ======== ========

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

               STATEMENTS OF CONSOLIDATED PREMIUM ON COMMON STOCK
                           AND OTHER PAID-IN CAPITAL

                                                   1995       1994       1993
                                                ---------- ---------- ----------
                                                     (THOUSANDS OF DOLLARS)
Balance at Beginning of Year................... $2,222,941 $2,217,110 $2,210,524
Add--Premium on issuance of common stock.......         63      5,831      6,586
                                                ---------- ---------- ----------
Balance at End of Year......................... $2,223,004 $2,222,941 $2,217,110
                                                ========== ========== ==========



   The accompanying Notes to Financial Statements are an integral part of the above statements.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                            1995         1994         1993
                                         -----------  -----------  -----------
                                               (THOUSANDS OF DOLLARS)
Cash Flow From Operating Activities:
 Net income............................. $   717,154  $   423,946  $   112,440
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
   Depreciation and amortization........     948,683      929,325      911,136
   Deferred income taxes and investment
    tax credits--net....................     158,296      127,186       85,079
   Extraordinary loss related to early
    redemption of long-term debt........      33,158          --           --
   Cumulative effect of change in
    accounting for income taxes.........         --           --        (9,738)
   Equity component of allowance for
    funds used during construction......     (13,129)     (22,628)     (20,618)
   Provisions for revenue refunds and
    related interest....................        (231)      37,548    1,354,197
   Revenue refunds and related interest.      15,135   (1,221,650)    (190,723)
   Recovery/(deferral) of regulatory
    assets/deferred carrying charges--
    net.................................      15,272       15,453     (432,948)
   Provisions/(payments) for liability
    for early retirement and separation
    costs--net..........................      60,713       33,580       (1,816)
   Net effect on cash flows of changes
    in:
     Receivables........................    (169,211)     114,935     (159,169)
     Coal and fuel oil..................     (20,304)       2,880      215,382
     Materials and supplies.............      51,073       18,102        1,834
     Accounts payable adjusted for
      nuclear fuel lease principal
      payments and early retirement and
      separation costs--net.............     465,475      118,190      277,733
     Accrued interest and taxes.........      (5,765)      72,827      (39,234)
     Other changes in certain current
      assets and liabilities............      26,555      (52,862)      (6,637)
   Other--net...........................     141,411      124,241      108,924
                                         -----------  -----------  -----------
                                         $ 2,424,285  $   721,073  $ 2,205,842
                                         -----------  -----------  -----------
Cash Flow From Investing Activities:
 Construction expenditures.............. $  (899,366) $  (720,602) $  (841,525)
 Nuclear fuel expenditures..............    (289,118)    (257,264)    (261,370)
 Equity component of allowance for
  funds used during construction........      13,129       22,628       20,618
 Contributions to nuclear
  decommissioning funds.................    (132,653)    (132,550)    (132,550)
 Investment in subsidiary companies.....          (8)         (49)         --
 Other investments and special
  deposits..............................      19,588      621,987     (619,349)
                                         -----------  -----------  -----------
                                         $(1,288,428) $  (465,850) $(1,834,176)
                                         -----------  -----------  -----------
Cash Flow From Financing Activities:
 Issuance of securities--
   Long-term debt....................... $       --   $   546,289  $ 1,927,296
   Preferred securities of subsidiary
    trust...............................     200,000          --           --
   Capital stock........................           1       77,970       80,585
 Retirement and redemption of
  securities--
   Long-term debt.......................  (1,137,272)    (703,930)  (1,900,540)
   Capital stock........................     (17,822)     (17,709)     (93,081)
 Deposits and securities held for
  retirement and redemption of
  securities............................         106        3,191      241,731
 Premium paid on early redemption of
  long-term debt........................     (25,823)      (4,564)     (78,395)
 Cash dividends paid on capital stock...    (409,957)    (446,342)    (408,285)
 Proceeds from sale/leaseback of
  nuclear fuel..........................     193,215      306,649      204,254
 Nuclear fuel lease principal payments..    (237,845)    (209,689)    (245,968)
 Increase in short-term borrowings......     261,000        1,200          350
                                         -----------  -----------  -----------
                                         $(1,174,397) $  (446,935) $  (272,053)
                                         -----------  -----------  -----------
Increase (Decrease) in Cash and
 Temporary Cash Investments............. $   (38,540) $  (191,712) $    99,613
Cash and Temporary Cash Investments at
 Beginning of Year......................      53,650      245,362      145,749
                                         -----------  -----------  -----------
Cash and Temporary Cash Investments at
 End of Year............................ $    15,110  $    53,650  $   245,362
                                         ===========  ===========  ===========

   The accompanying Notes to Financial Statements are an integral part of the above statements.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Holding Company Restructuring. Effective September 1, 1994, Unicom became the parent corporation of ComEd and Unicom Enterprises in a corporate restructuring. Previously, Unicom Enterprises was a wholly-owned subsidiary of ComEd. The restructuring was accounted for by the pooling-of-interests method. In the restructuring, each of the 214,185,572 outstanding shares of ComEd common stock, par value $12.50 per share, was converted into one fully paid and non-assessable share of Unicom common stock, without par value. In addition, the outstanding shares of the common stock of CECo Merging Corporation (a wholly-owned subsidiary of ComEd created to effect the restructuring) were converted into the same number of shares of ComEd common stock, par value $12.50 per share, outstanding immediately prior to the restructuring. The preferred and preference stocks, common stock purchase warrants, first mortgage bonds and other debt obligations of ComEd were unchanged in the restructuring and remain as ComEd's outstanding securities and obligations.

  Principles of Consolidation. The consolidated financial statements include the accounts of ComEd, the Indiana Company and ComEd Financing I. All significant intercompany transactions have been eliminated. ComEd's investments in other subsidiary companies, which are not material in relation to ComEd's financial position and results of operations, are accounted for in accordance with the equity method of accounting.

  Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Regulation. ComEd is subject to regulation as to accounting and ratemaking policies and practices by the ICC and FERC. ComEd's accounting policies and the accompanying consolidated financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS No. 71, Accounting for the Effects of Certain Types of Regulation. Such effects concern mainly the time at which various items enter into the determination of net income in order to follow the principle of matching costs and revenues.

  Regulatory Assets and Liabilities. Regulatory assets are incurred costs which have been deferred and are amortized for ratemaking and accounting purposes. Regulatory liabilities represent amounts to be settled with customers through future rates. Regulatory assets and liabilities reflected on the Consolidated Balance Sheets at December 31, 1995 and 1994 were as follows:

                                                                DECEMBER 31
                                                           ---------------------
                                                              1995       1994
                                                           ---------- ----------
                                                               (THOUSANDS OF
                                                                 DOLLARS)
Regulatory assets:
  Deferred income taxes (1)............................... $1,689,832 $1,791,395
  Deferred carrying charges (2)...........................    409,923    422,966
  Nuclear decommissioning costs--Dresden Unit 1 (3).......    138,058    141,405
  Unamortized loss on reacquired debt (4).................    160,440    176,128
  Other...................................................     69,133     72,376
                                                           ---------- ----------
                                                           $2,467,386 $2,604,270
                                                           ========== ==========
Regulatory liabilities:
  Deferred income taxes (1)............................... $  601,002 $  650,813
  Other...................................................        --      48,613
                                                           ---------- ----------
                                                           $  601,002 $  699,426
                                                           ========== ==========

--------
(1) Recorded in compliance with SFAS No. 109.
(2) Amortized over the remaining lives of the Units.
(3) Amortized over the remaining life of Dresden station. See "Depreciation and Decommissioning" below for additional information.
(4) Amortized over the remaining lives of the long-term debt issued to finance the reacquisition. See "Loss on Reacquired Debt" below for additional information.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

For additional information related to deferred carrying charges, see "Deferred Carrying Charges" under the subcaption "Results of Operations" in "Management's Discussion and Analysis of Financial Condition and Results of Operations." See also "Deferred Unrecovered Energy Costs" below regarding the fuel adjustment clause, the DOE assessment and coal reserves.

  If a portion of ComEd's operations was no longer subject to the provisions of SFAS No. 71 as a result of a change in regulation or the effects of competition, ComEd would be required to write off the related regulatory assets and liabilities. In addition, ComEd would be required to determine any impairment to other assets and write down such assets to their fair value.

  SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which will be adopted on January 1, 1996, establishes accounting standards for the impairment of long-lived assets. The SFAS also requires that regulatory assets which are no longer probable of recovery through future revenue be charged to earnings. SFAS No. 121 is not expected to have an impact on ComEd's financial position or results of operations upon adoption.

  Customer Receivables and Revenues. ComEd is engaged principally in the production, purchase, transmission, distribution and sale of electricity to a diverse base of residential, commercial and industrial customers. ComEd's electric service territory has an area of approximately 11,540 square miles and an estimated population of approximately eight million as of December 31, 1995, 1994 and 1993. It includes the city of Chicago, an area of about 225 square miles with an estimated population of approximately three million from which ComEd derived approximately one-third of its ultimate consumer revenues in 1995. ComEd had approximately 3.4 million electric customers at December 31, 1995.

  Depreciation and Decommissioning. Depreciation is provided on the straight-line basis by amortizing the cost of depreciable plant and equipment over estimated composite service lives. Non-nuclear plant and equipment is depreciated at annual rates developed for each class of plant based on their composite service lives. Provisions for depreciation were at average annual rates of 3.14%, 3.13% and 3.12% of average depreciable utility plant and equipment for the years 1995, 1994 and 1993, respectively. The annual rate for nuclear plant and equipment is 2.88%, which excludes separately collected decommissioning costs. See Note 3 for additional information concerning ComEd's announcement of customer initiatives which include the acceleration of depreciation charges on nuclear generating units.

  Nuclear plant decommissioning costs are accrued over the expected service lives of the related nuclear generating units. The accrual is based on an annual levelized cost of the unrecovered portion of estimated decommissioning costs which are escalated for expected inflation to the expected time of decommissioning and are net of expected earnings on the trust funds. See "Decommissioning" under "Management's Discussion and Analysis of Financial Condition and Results of Operations," subcaption "Results of Operations," for a discussion of questions raised by the staff of the SEC and a FASB review regarding the electric utility industry method of accounting for decommissioning costs. Dismantling is expected to occur relatively soon after the end of the useful life of each related generating station. The accrual for decommissioning is based on the prompt removal method authorized by NRC guidelines. ComEd's twelve operating units have estimated remaining service lives ranging from 10 to 32 years. ComEd's first nuclear unit, Dresden Unit 1, is retired and will be dismantled upon the retirement of the remaining units at that station, which is consistent with the regulatory treatment for the related decommissioning costs.

  Based on ComEd's most recent study, decommissioning costs, including the cost of decontamination and dismantling, are estimated to aggregate $3.7 billion in current-year (1996) dollars excluding

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES a contingency allowance. ComEd estimates that it will expend approximately $15 billion, excluding any contingency allowance, for decommissioning costs primarily during the period from 2007 through 2032. Such costs are expected to be funded by the external decommissioning trusts which ComEd established in compliance with Illinois law and into which ComEd has been making annual contributions. Future decommissioning cost estimates may be significantly affected by the adoption of or changes to NRC regulations as well as changes in the assumptions used in making such estimates.

  On January 9, 1995, the ICC issued its Rate Order in the proceedings relating to ComEd's February 1994 rate increase request. In the Rate Order, the ICC determined that ComEd's annual nuclear plant decommissioning cost collections from its ratepayers should be reduced from the $127 million previously authorized in the 1991 ICC rate order to $112.7 million. The $112.7 million annual collection amount primarily resulted from the ICC's decision to exclude from ComEd's costs subject to collection a contingency allowance. Contingency allowances used in decommissioning cost estimates provide for currently unspecifiable costs that are likely to occur after decommissioning begins and generally range from 20% to 25% of the currently specifiable costs. However, the Rate Order established a rider which will allow annual adjustments to decommissioning cost collections outside of the context of a traditional rate proceeding. Such rider is intended to allow adjustments in decommissioning cost recoveries from ratepayers as changes in cost estimates occur. On February 28, 1995, ComEd submitted its initial rider filing to the ICC to increase its annual collections to $113.5 million, primarily reflecting additional expenditures at Dresden Unit 1, its retired nuclear unit. The ICC approved the rider filing on April 19, 1995.

  As a result of the decommissioning rider filing, beginning May 2, 1995, the effective date of the order related to the rider filing, ComEd began collecting and accruing $113.5 million annually for decommissioning costs. The assumptions used to calculate the $113.5 million decommissioning cost accrual include: the decommissioning cost estimate of $3.7 billion in current-year (1996) dollars, after-tax earnings on the tax-qualified and nontax-qualified decommissioning funds of 7.30% and 6.26%, respectively, as well as an escalation rate for future decommissioning costs of 5.3%. The annual accrual of $113.5 million provided over the lives of the nuclear plants, coupled with the expected fund earnings and amounts previously recovered in rates, is expected to aggregate approximately $15 billion.

  For the twelve operating nuclear units, decommissioning costs are recorded as portions of depreciation expense and accumulated provision for depreciation on the Statements of Consolidated Income and the Consolidated Balance Sheets, respectively. As of December 31, 1995, the total decommissioning costs included in the accumulated provision for depreciation were $1,301 million. For ComEd's retired nuclear unit, Dresden Unit 1, the total estimated liability at December 31, 1995 in current-year (1996) dollars of $257 million was recorded on the Consolidated Balance Sheets as a noncurrent liability and the unrecovered portion of the liability of approximately $138 million was recorded as a regulatory asset.

  Under Illinois law, decommissioning cost collections are required to be deposited into external trusts; and, consequently, such collections do not add to the cash flows available for general corporate purposes. The ICC has approved ComEd's funding plan which provides for annual contributions of current accruals and ratable contributions of past accruals over the remaining service lives of the nuclear plants. At December 31, 1995, the past accruals that are required to be contributed to the external trusts aggregate $182 million. The fair value of funds accumulated in the external trusts at December 31, 1995 was approximately $1,238 million which includes pre-tax unrealized appreciation of $165 million. The earnings on the external trusts accumulate in the fund balance and in the accumulated provision for depreciation.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  Amortization of Nuclear Fuel. The cost of nuclear fuel is amortized to fuel expense based on the quantity of heat produced using the unit of production method. As authorized by the ICC, provisions for spent nuclear fuel disposal costs have been recorded at a level required to recover the fee payable on current nuclear-generated and sold electricity and the current interest accrual on the one-time fee payable to the DOE for nuclear generation prior to April 7, 1983. The one-time fee and interest thereon have been recovered and the current fee and current interest on the one-time fee are currently being recovered through the fuel adjustment clause. See Note 11 for further information concerning the disposal of spent nuclear fuel, the one-time fee and the current interest accrual on the one-time fee. Nuclear fuel expenses, including leased fuel costs and provisions for spent nuclear fuel disposal costs, for the years 1995, 1994 and 1993 were $390.7 million, $358.0 million and $385.9 million, respectively.

  Income Taxes. ComEd is included in the consolidated federal and state income tax returns filed by Unicom. Current and deferred income taxes of the consolidated group are allocated to ComEd as if ComEd filed separate tax returns. Deferred income taxes are provided for income and expense items recognized for financial accounting purposes in periods that differ from those for income tax purposes. Income taxes deferred in prior years are charged or credited to income as the book/tax timing differences reverse. Prior years' deferred investment tax credits are amortized through credits to income generally over the lives of the related property. Income tax credits resulting from interest charges applicable to nonoperating activities, principally construction, are classified as other income.

  AFUDC. In accordance with the uniform systems of accounts prescribed by regulatory authorities, ComEd capitalizes AFUDC, compounded semiannually, which represents the estimated cost of funds used to finance its construction program. The equity component of AFUDC is recorded on an after-tax basis and the borrowed funds component of AFUDC is recorded on a pre-tax basis. The average annual capitalization rates for the years 1995, 1994 and 1993 were 9.52%, 9.85% and 10.05%, respectively. AFUDC does not contribute to the current cash flow of ComEd.

  Interest. Total interest costs incurred on debt, leases and other obligations for the years 1995, 1994 and 1993 were $692.9 million, $729.5 million and $778.6 million, respectively.

  Debt Discount, Premium and Expense. Discount, premium and expense on long-term debt are being amortized over the lives of the respective issues.

  Loss on Reacquired Debt. Consistent with regulatory treatment, the net loss from reacquisition in connection with refinancing of first mortgage bonds, sinking fund debentures and pollution control obligations prior to their scheduled maturity dates is deferred and amortized over the lives of the long-term debt issued to finance the reacquisition.

  Deferred Unrecovered Energy Costs. The fuel adjustment clause adopted by the ICC provides for the recovery of changes in fossil and nuclear fuel costs and the energy portion of purchased power costs as compared to the fuel and purchased energy costs included in ComEd's base rates. As authorized by the ICC, ComEd has recorded under or overrecoveries of allowable fuel and energy costs which, under the clause, are recoverable or refundable in subsequent months. Deferred unrecovered energy costs also include amounts to be recovered through the fuel adjustment clause for assessments by the DOE to fund a portion of the cost for the decontamination and decommissioning of uranium enrichment facilities owned and previously operated by the DOE. As of December 31, 1995 and 1994, an asset related to the assessments of approximately $179 million and $191 million, respectively, was recorded, of which the current portion of approximately $15 million was included in current assets on the Consolidated Balance Sheets. As of December 31, 1995 and 1994, a corresponding liability of approximately $152 million and $165 million, respectively, was recorded in other noncurrent liabilities and approximately $15 million was recorded in other current liabilities.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  At December 31, 1995 and 1994, ComEd had unrecovered fuel costs in the form of coal reserves of approximately $448 million and $498 million, respectively. In prior years, ComEd's commitments for the purchase of coal exceeded its requirements. Rather than take all the coal it was required to take, ComEd agreed to purchase the coal in place in the form of coal reserves. ComEd has been allowed to recover from its customers the costs of the coal reserves through its fuel adjustment clause as the coal is used for the generation of electricity; however, ComEd is not earning a return on the expenditures for coal reserves. Such fuel costs expected to be recovered within one year amounting to approximately $24 million and $31 million at December 31, 1995 and 1994, respectively, have been included on the Consolidated Balance Sheets in current assets as deferred unrecovered energy costs. ComEd expects to fully recover the costs of the coal reserves by the year 2007. See Note 21 for additional information concerning ComEd's coal commitments.

  Reclassifications. Certain prior year amounts have been reclassified to conform with current period presentation. These reclassifications had no effect on net income.

  Statements of Consolidated Cash Flows. For purposes of the Statements of Consolidated Cash Flows, temporary cash investments, generally investments maturing within three months at the time of purchase, are considered to be cash equivalents. Supplemental cash flow information for the years 1995, 1994 and 1993 was as follows:

                                                     1995     1994      1993
                                                   -------- --------  --------
                                                     (THOUSANDS OF DOLLARS)
Supplemental Cash Flow Information:
 Cash paid during the year for:
   Interest (net of amount capitalized)........... $604,202 $645,424  $677,669
   Income taxes (net of refunds).................. $368,842 $ (4,923) $103,014
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
 Capital lease obligations incurred............... $198,577 $309,716  $213,758

(2) SETTLEMENTS RELATING TO CERTAIN RATE MATTERS

  Under the Rate Matters Settlement, effective as of November 4, 1993, ComEd reduced its rates by approximately $339 million annually and refunded approximately $1.26 billion (including revenue taxes), plus interest at five percent on the unpaid balance, through temporarily reduced rates over a refund period which ended in November 1994 (followed by a reconciliation period of five months). ComEd had previously deferred the recognition of revenues during 1993 as a result of developments in the proceedings related to a 1991 ICC rate order, which resulted in a reduction to 1993 net income of approximately $160 million or $0.75 per common share. The recording of the effects of the Rate Matters Settlement in October 1993 reduced 1993 net income by approximately $292 million or $1.37 per common share, in addition to the approximately $160 million effect of the deferred recognition of revenues and after the partially offsetting effect of recording approximately $269 million or $1.26 per common share in deferred carrying charges, net of income taxes, authorized in the Remand Order.

  Under the Fuel Matters Settlement, effective as of December 2, 1993, ComEd paid approximately $108 million (including revenue taxes) to its customers through temporarily reduced collections under its fuel adjustment clause over a twelve-month period which ended in November 1994. The recording of the effects of the Fuel Matters Settlement in October 1993 reduced 1993 net income by approximately $62 million or $0.29 per common share.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

(3) OTHER RATE MATTERS

  On January 9, 1995, the ICC issued its Rate Order in the proceedings relating to ComEd's February 1994 rate increase request. The Rate Order provides, among other things, for (i) an increase in ComEd's total revenues of approximately $301.8 million (excluding add-on revenue taxes) or 5.2%, on an annual basis, including a $303.2 million increase in base rates, (ii) the collection of municipal franchise costs as an adder to base rates until May 1, 1995, when ComEd began collecting such costs prospectively on an individual municipality basis through a rider, and (iii) the use of a rider, with annual review proceedings, to pass on to ratepayers increases or decreases in estimated costs associated with the decommissioning of ComEd's nuclear generating units. See
Note 1 under "Depreciation and Decommissioning" for information related to the level of decommissioning cost collections allowed in the Rate Order and subsequent rider proceedings. The ICC also determined that the Units were 100% "used and useful" and that the previously determined reasonable costs of such Units, as depreciated, should be included in full in ComEd's rate base. The rates provided in the Rate Order became effective on January 14, 1995; however, they are being collected subject to refund as a result of subsequent judicial action. As of December 31, 1995, electric operating revenues of approximately $319 million (excluding revenue taxes) are subject to refund. Intervenors and ComEd have filed appeals of the Rate Order with the Illinois Appellate Court.

  On December 11, 1995, ComEd announced a series of customer initiatives as part of its larger ongoing effort to address the need to give all customer classes the opportunity to benefit from increased competition in the electric utility business, while retaining the benefits (such as reliability) of current regulation and ensuring utilities' cost recovery for commitments made under the obligation to serve customers. The initiatives include a five-year cap on base electric rates at current levels and various customer service and incentive pricing programs designed to allow customers more choice and control over the services they seek and the prices they pay. These initiatives are in addition to previously implemented special discount contract rate programs for new or existing industrial customers. ComEd anticipates the initiatives will be fully implemented in 1997 and will reduce its revenues by approximately $42 million annually (including the effects of previously implemented initiatives and before income tax effects) primarily through changes in energy utilization and increase its costs by at least $30 million annually (before income tax effects) through the acceleration of depreciation charges on its nuclear generating units. ComEd expects to file a request for ICC approval of the accelerated depreciation initiatives in the near future. Management expects the financial impact of these initiatives will be substantially offset by ComEd's cost reduction efforts and expected growth in its business. ComEd also continues to consider the possibility of additional accelerated depreciation options.

  Under ComEd's initiatives, the five-year base rate cap at current levels became effective in December 1995 and will extend until January 1, 2001. The rate cap does not affect ComEd's fuel cost or nuclear decommissioning cost recovery provisions. ComEd's fuel cost variances will continue to be collected through its fuel adjustment clause, and such collections will continue to be subject to annual reconciliation proceedings before the ICC. Likewise, nuclear decommissioning costs will continue to be collected as described in Note 1 under "Depreciation and Decommissioning."

(4) AUTHORIZED SHARES AND VOTING RIGHTS OF CAPITAL STOCK

  At December 31, 1995, the authorized shares of ComEd capital stock were: common stock--250,000,000 shares; preference stock--23,244,990 shares; $1.425 convertible preferred stock--96,753 shares; and prior preferred stock--850,000 shares. The preference and prior preferred stocks are

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES issuable in series and may be issued with or without mandatory redemption requirements. Holders of shares at any time outstanding, regardless of class, are entitled to one vote for each share held on each matter submitted to a vote at a meeting of shareholders, with the right to cumulate votes in all elections for directors.

(5) COMMON STOCK

  At December 31, 1995, shares of common stock were reserved for the following purposes:

      Conversion of $1.425 convertible preferred stock..................  98,688
      Conversion of warrants............................................  27,580
                                                                         -------
                                                                         126,268
                                                                         =======

  Common stock for the years 1995, 1994 and 1993 was issued as follows:

                                                           1995   1994    1993
                                                           ----- ------- -------
      Employee Stock Purchase Plan........................  --   154,710 268,594
      Employee Savings and Investment Plan................  --    81,400 153,400
      Conversion of $1.425 convertible preferred stock.... 3,630 190,050  22,375
      Conversion of warrants..............................   299  13,714   1,374
                                                           ----- ------- -------
                                                           3,929 439,874 445,743
                                                           ===== ======= =======

  At December 31, 1995 and 1994, 82,742 and 83,751 common stock purchase warrants, respectively, were outstanding. The warrants entitle the holders to convert such warrants into common stock at a conversion rate of one share of common stock for three warrants.

(6) PREFERRED AND PREFERENCE STOCKS WITHOUT MANDATORY REDEMPTION REQUIREMENTS

  No shares of preferred or preference stocks without mandatory redemption requirements were issued or redeemed during 1995 or 1993. During 1994, 3,000,000 shares of preference stock without mandatory redemption requirements were issued and no shares of preferred or preference stocks without mandatory redemption requirements were redeemed. The series of preference stock without mandatory redemption requirements outstanding at December 31, 1995 are summarized as follows:

                                                                         INVOLUNTARY
                     SHARES           AGGREGATE         REDEMPTION       LIQUIDATION
      SERIES       OUTSTANDING       STATED VALUE        PRICE(1)         PRICE(1)
      -------      -----------       ------------       ----------       -----------
                                      (THOUSANDS
                                     OF DOLLARS)
      $1.90         4,249,549          $106,239          $ 25.25           $25.00
      $2.00         2,000,000            51,560          $ 26.04           $25.00
      $1.96         2,000,000            52,440          $ 27.11           $25.00
      $7.24           750,000            74,340          $101.00           $99.12
      $8.40           750,000            74,175          $101.00           $98.90
      $8.38           750,000            73,566          $100.16           $98.09
      $2.425        3,000,000            72,637          $ 25.00           $25.00
                   ----------          --------
                   13,499,549          $504,957
                   ==========          ========

     --------
     (1) Per share plus accrued and unpaid dividends, if any.

  The outstanding shares of $1.425 convertible preferred stock are convertible at the option of the holders thereof, at any time, into common stock at the rate of 1.02 shares of common stock for each share of convertible preferred stock, subject to future adjustment. The convertible preferred stock may

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES be redeemed by ComEd at $42 per share, plus accrued and unpaid dividends, if any. The involuntary liquidation price of the $1.425 convertible preferred stock is $31.80 per share, plus accrued and unpaid dividends, if any.

(7) PREFERENCE STOCK SUBJECT TO MANDATORY REDEMPTION REQUIREMENTS

  During 1995 and 1994, no shares of preference stock subject to mandatory redemption requirements were issued. During 1993, 700,000 shares of preference stock subject to mandatory redemption requirements were issued. The series of preference stock subject to mandatory redemption requirements outstanding at December 31, 1995 are summarized as follows:

                  SHARES     AGGREGATE
    SERIES      OUTSTANDING STATED VALUE            OPTIONAL REDEMPTION PRICE(1)
--------------  ----------- ------------ --------------------------------------------------
                             (THOUSANDS
                            OF DOLLARS)
$8.20              249,990    $ 24,999   $103 through October 31, 1997; and $101 thereafter
$8.40 Series B     360,000      35,758   $101
$8.85              300,000      30,000   $103 through July 31, 1998; and $101 thereafter
$9.25              675,000      67,500   $103 through July 31, 1999; and $101 thereafter
$9.00              650,000      64,431   Non-callable
$6.875             700,000      69,475   Non-callable
                 ---------    --------
                 2,934,990    $292,163
                 =========    ========

--------
(1) Per share plus accrued and unpaid dividends, if any.

  The annual sinking fund requirements and sinking fund and involuntary liquidation prices per share of the outstanding series of preference stock subject to mandatory redemption requirements are summarized as follows:

                                              SINKING
                         ANNUAL SINKING         FUND           INVOLUNTARY
          SERIES        FUND REQUIREMENT      PRICE(1)     LIQUIDATION PRICE(1)
      --------------    -----------------     --------     --------------------
      $8.20              35,715 shares          $100             $100.00
      $8.40 Series B     30,000 shares(2)       $100             $ 99.326
      $8.85              37,500 shares          $100             $100.00
      $9.25              75,000 shares          $100             $100.00
      $9.00             130,000 shares(2)       $100             $ 99.125
      $6.875                   (3)              $100             $ 99.25

     --------
     (1) Per share plus accrued and unpaid dividends, if any.
     (2) ComEd has a non-cumulative option to increase the annual sinking fund payment on each sinking fund redemption date to retire an additional number of shares, not in excess of the sinking fund requirement, at the applicable redemption price.
     (3) All shares are required to be redeemed on May 1, 2000.

  Annual remaining sinking fund requirements through 2000 on preference stock outstanding at December 31, 1995 will aggregate $30,822,000 in each of 1996, 1997, 1998 and 1999, and $100,822,000 in 2000. During 1995, 1994 and 1993,
178,215 shares, 177,085 shares and 1,835,155 shares, respectively, of preference stock subject to mandatory redemption requirements were reacquired to meet sinking fund requirements.

  Sinking fund requirements due within one year are included in current liabilities.

  On June 28, 1993, ComEd redeemed the remaining 170,810 shares of its $2.875 Series of preference stock and all 1,050,000 shares of its $2.375 Series of preference stock, both at the optional redemption price of $25.25 per share, plus accrued and unpaid dividends.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  On November 1, 1993, ComEd redeemed the remaining 75,000 shares of its $11.70 Series of preference stock (150,000 shares had been redeemed on August 1, 1993 at the optional redemption price of $105 per share, plus accrued and unpaid dividends). Of the remaining 75,000 shares, 37,500 shares were redeemed to meet the November 1, 1993 mandatory sinking fund requirement and 37,500 shares were redeemed as a permitted optional sinking fund payment, both at the sinking fund redemption price of $100 per share, plus accrued and unpaid dividends.

  On November 1, 1993, ComEd redeemed all 210,000 shares of its $9.30 Series of preference stock, of which 70,000 shares were redeemed at the optional redemption price of $101.03 per share, plus accrued and unpaid dividends, 70,000 shares were redeemed to meet the November 1, 1993 mandatory sinking fund requirement and 70,000 shares were redeemed as a permitted optional sinking fund payment, the latter two at the sinking fund redemption price of $100 per share, plus accrued and unpaid dividends.

(8) COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF COMED FINANCING I

  In September 1995, ComEd Financing I (Trust), a wholly-owned subsidiary trust of ComEd, issued 8,000,000 of its 8.48% company-obligated mandatorily redeemable preferred securities. The sole asset of the Trust is $206.2 million principal amount of ComEd's 8.48% subordinated deferrable interest notes due September 30, 2035. There is a full and unconditional guarantee by ComEd of the Trust's obligations under the securities issued by the Trust. However, ComEd's obligations are subordinate and junior in right of payment to certain other indebtedness of ComEd. ComEd has the right to defer payments of interest on the subordinated deferrable interest notes by extending the interest payment period, at any time, for up to 20 consecutive quarters. If interest payments on the subordinated deferrable interest notes are so deferred, distributions on the preferred securities will also be deferred. During any deferral, distributions will continue to accrue with interest thereon. In addition, during any such deferral, ComEd may not declare or pay any dividend or other distribution on, or redeem or purchase, any of its capital stock.

  The subordinated deferrable interest notes are redeemable by ComEd (in whole or in part) from time to time, on or after September 30, 2000, or at any time in the event of certain income tax circumstances. If the subordinated deferrable interest notes are redeemed, the Trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of the subordinated deferrable interest notes so redeemed. In the event of the dissolution, winding up or termination of the Trust, the holders of the preferred securities will be entitled to receive, for each preferred security, a liquidation amount of $25 plus accrued and unpaid distributions thereon (including interest thereon) to the date of payment, unless in connection with the dissolution, the subordinated deferrable interest notes are distributed to the holders of the preferred securities.

(9) LONG-TERM DEBT

  Sinking fund requirements and scheduled maturities remaining through 2000 for first mortgage bonds, sinking fund debentures and other long-term debt outstanding at December 31, 1995, after deducting sinking fund debentures reacquired for satisfaction of future sinking fund requirements, are summarized as follows: 1996--$234,893,000; 1997--$689,168,000; 1998--$350,017,000; 1999--
$152,445,000; and 2000--$464,446,000.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  At December 31, 1995, outstanding first mortgage bonds maturing through 2000 were as follows:

             SERIES                                         PRINCIPAL AMOUNT
             ------                                      ----------------------
                                                         (THOUSANDS OF DOLLARS)
      5 1/4% due April 1, 1996..........................       $   50,000
      5 3/4% due November 1, 1996.......................           50,000
      5 3/4% due December 1, 1996.......................           50,000
      7% due February 1, 1997...........................          150,000
      5 3/8% due April 1, 1997..........................           50,000
      6 1/4% due October 1, 1997........................           60,000
      6 1/4% due February 1, 1998.......................           50,000
      6% due March 15, 1998.............................          130,000
      6 3/4% due July 1, 1998...........................           50,000
      6 3/8% due October 1, 1998........................           75,000
      9 3/8% due February 15, 2000......................          125,000
      6 1/2% due April 15, 2000.........................          230,000
      6 3/8% due July 15, 2000..........................          100,000
                                                               ----------
                                                               $1,170,000
                                                               ==========

  Other long-term debt outstanding at December 31, 1995 is summarized as follows:

                                        PRINCIPAL
          DEBT SECURITY                  AMOUNT                             INTEREST RATE
---------------------------------      ----------      -------------------------------------------------------
                                       (THOUSANDS
                                           OF
                                        DOLLARS)
Notes:
  Medium Term Notes, Series 1N
   due various dates through
   April 1, 1998                       $   50,500      Interest rates ranging from 9.40% to 9.65%
  Medium Term Note, Series 2N
   due July 1, 1996                        10,000      Interest rate of 9.85%
  Medium Term Notes, Series 3N
   due various dates through
   October 15, 2004                       322,250      Interest rates ranging from 8.92% to 9.20%
  Medium Term Notes, Series 4N
   due various dates through
   May 15, 1997                            46,000      Interest rates ranging from 8.11% to 8.875%
  Notes due February 15, 1997             150,000      Interest rate of 7.00%
  Notes due July 15, 1997                 100,000      Interest rate of 6.50%
  Notes due October 15, 2005              235,000      Interest rate of 6.40%
                                       ----------
                                       $  913,750
                                       ----------
Long-Term Note Payable to Bank:
  Note due June 1, 1997                $  150,000      Prevailing interest rate of 6.375% at December 31, 1995
                                       ----------
Purchase Contract Obligations:
  Woodstock due January 2, 1997        $       95      Interest rate of 4.50%
  Hinsdale due April 30, 2005                 473      Interest rate of 3.00%
                                       ----------
                                       $      568
                                       ----------
                                       $1,064,318
                                       ==========

  Long-term debt maturing within one year has been included in current liabilities.

  The outstanding first mortgage bonds are secured by a lien on substantially all property and franchises, other than expressly excepted property, owned by ComEd.

  ComEd recorded an extraordinary loss of $33 million in the fourth quarter of 1995 related to the early redemption of $645 million of long-term debt which reduced net income by $20 million (after reflecting income tax effects of $13 million) or $0.09 per common share.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

(10) LINES OF CREDIT

  ComEd had total bank lines of credit of approximately $922 million and unused bank lines of credit of approximately $915 million at December 31, 1995. Of that amount, $915 million (of which $175 million expires on September 30, 1996, $72 million expires in equal quarterly installments commencing on December 31, 1996 and ending on September 30, 1998 and $668 million expires in equal quarterly installments commencing on December 31, 1997 and ending on September 30, 1999) may be borrowed on secured or unsecured notes of ComEd at various interest rates. The interest rate is set at the time of a borrowing and is based on several floating rate bank indices plus a spread which is dependent upon ComEd's credit ratings, or on a prime interest rate. Amounts under the remaining lines of credit may be borrowed at prevailing prime interest rates on unsecured notes of ComEd. Collateral, if required for the borrowings, would consist of first mortgage bonds issued under and in accordance with the provisions of ComEd's mortgage. ComEd is obligated to pay commitment fees with respect to $915 million of such lines of credit.

(11) DISPOSAL OF SPENT NUCLEAR FUEL

  Under the Nuclear Waste Policy Act of 1982, the DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. ComEd, as required by that Act, has signed a contract with the DOE to provide for the disposal of spent nuclear fuel and high-level radioactive waste from ComEd's nuclear generating stations beginning not later than January 1998; however, this delivery schedule is expected to be delayed significantly. The contract with the DOE requires ComEd to pay the DOE a one-time fee applicable to nuclear generation through April 6, 1983 of approximately $277 million, with interest to date of payment, and a fee payable quarterly equal to one mill per kilowatthour of nuclear-generated and sold electricity after April 6, 1983. As provided for under the contract, ComEd has elected to pay the one-time fee, with interest, just prior to the first delivery of spent nuclear fuel to the DOE. The liability for the one-time fee and the related interest is reflected in the Consolidated Balance Sheets.

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of financial instruments either held or issued and outstanding. The disclosure of such information does not purport to be a market valuation of ComEd and subsidiary companies as a whole. The impact of any realized or unrealized gains or losses related to such financial instruments on the financial position or results of operations of ComEd and subsidiary companies is primarily dependent on the treatment authorized under future ratemaking proceedings.

  Investments. Securities included in the nuclear decommissioning funds have been classified and accounted for as "available for sale" securities. The estimated fair value of the nuclear decommissioning funds, as determined by the trustee and based on published market data, as of December 31, 1995 and 1994 was as follows:

                                DECEMBER 31, 1995              DECEMBER 31, 1994
                         -------------------------------- ----------------------------
                                                                   UNREALIZED
                                    UNREALIZED              COST     GAINS      FAIR
                         COST BASIS   GAINS    FAIR VALUE  BASIS    (LOSSES)   VALUE
                         ---------- ---------- ---------- -------- ---------- --------
                                            (THOUSANDS OF DOLLARS)
Short-term investments.. $   40,575  $    283  $   40,858 $ 65,203  $   106   $ 65,309
U.S. Government and
 Agency issues..........    156,745    17,636     174,381   94,450     (562)    93,888
Municipal bonds.........    496,707    34,970     531,677  478,074   (7,301)   470,773
Common stock............    348,866   107,280     456,146  220,395    9,069    229,464
Other...................     29,757     4,708      34,465   18,788    2,722     21,510
                         ----------  --------  ---------- --------  -------   --------
                         $1,072,650  $164,877  $1,237,527 $876,910  $ 4,034   $880,944
                         ==========  ========  ========== ========  =======   ========

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  At December 31, 1995, the debt securities held by the nuclear decommissioning funds had the following maturities:

                                                                          FAIR
                                                             COST BASIS  VALUE
                                                             ---------- --------
                                                                (THOUSANDS OF
                                                                  DOLLARS)
      Within 1 year.........................................  $ 40,575  $ 40,858
      1 through 5 years.....................................    73,996    76,978
      5 through 10 years....................................   229,132   247,521
      Over 10 years.........................................   366,667   398,510

  The net earnings of the nuclear decommissioning funds, which are recorded as increases to the accumulated provision for depreciation (only the realized portion prior to January 1, 1994), for the years 1995, 1994 and 1993 were as follows:

                                                1995        1994       1993
                                             -----------  ---------  ---------
                                                 (THOUSANDS OF DOLLARS)
Gross proceeds from sales of securities....  $ 2,598,889  $ 811,368  $ 388,684
Less cost based on specific identification.   (2,581,714)  (811,997)  (377,734)
                                             -----------  ---------  ---------
Realized gains (losses) on sales of securi-
 ties......................................  $    17,175  $    (629) $  10,950
Other realized fund earnings net of ex-
 penses....................................       46,294     38,148     29,878
                                             -----------  ---------  ---------
Total realized net earnings of the funds...  $    63,469  $  37,519  $  40,828
Unrealized gains (losses)..................      160,843    (57,948)    30,969
                                             -----------  ---------  ---------
 Total net earnings (losses) of the funds..  $   224,312  $ (20,429) $  71,797
                                             ===========  =========  =========

  Current Assets. Cash, temporary cash investments and other cash investments, which include U.S. Government Obligations and other short-term marketable securities, and special deposits, which primarily includes cash deposited for the redemption, refund or discharge of debt securities, are stated at cost, which approximates their fair value because of the short maturity of these instruments. The securities included in these categories have been classified as "available for sale" securities.

  Capitalization. The estimated fair values of preferred and preference stocks, company-obligated mandatorily redeemable preferred securities of the Trust and long-term debt were obtained from an independent consultant. The estimated fair values, which include the current portions of redeemable preference stock and long-term debt but exclude accrued interest and dividends, as of December 31, 1995 and 1994 were as follows:

                                 DECEMBER 31, 1995                DECEMBER 31, 1994
                          -------------------------------- ---------------------------------
                           CARRYING  UNREALIZED             CARRYING  UNREALIZED
                            VALUE      LOSSES   FAIR VALUE   VALUE     (GAINS)    FAIR VALUE
                          ---------- ---------- ---------- ---------- ----------  ----------
                                               (THOUSANDS OF DOLLARS)
Preferred and preference
 stocks.................  $  800,197  $ 14,769  $  814,966 $  818,111 $ (64,443)  $  753,668
Company-obligated
 mandatorily redeemable
 preferred securities of
 the Trust..............  $  200,000  $  6,000  $  206,000 $      --  $     --    $      --
Long-term debt..........  $6,572,853  $470,175  $7,043,028 $7,448,236 $(450,429)  $6,997,807

  Long-term notes payable to banks, which are not included in the above table, amounted to $150 million and $400 million at December 31, 1995 and 1994, respectively. Such notes, for which interest is paid at prevailing rates, are included in the consolidated financial statements at cost, which approximates their fair value.

  Current Liabilities. The carrying value of notes payable, which consists of commercial paper and bank loans maturing within one year, approximates the fair value because of the short maturity of these instruments. See "Capitalization" above for a discussion of the fair value of the current portion of long-term debt and redeemable preference stock.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  Other Noncurrent Liabilities. The carrying value of accrued spent nuclear fuel disposal fee and related interest represents the settlement value as of December 31, 1995 and 1994; therefore, the carrying value is equal to the fair value.

(13) PENSION BENEFITS

  ComEd and the Indiana Company have non-contributory defined benefit pension plans which cover all regular employees. Benefits under these plans reflect each employee's compensation, years of service and age at retirement. During 1995, these plans were amended to more closely base retirement benefits on final pay. Funding is based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under the Employee Retirement Income Security Act of 1974, as amended. Actuarial valuations were determined as of January 1, 1995 and 1994.

  During 1994, the companies implemented an early retirement program for employees eligible to retire or who would become eligible to retire after December 31, 1993 and before April 1, 1995. A total of 679 employees accepted the program, resulting in the recognition of approximately $34 million of additional pension cost and an additional increase to the projected benefit obligation of that $34 million and $41 million of unrecognized net loss. The charge to income was approximately $20.5 million after reflecting income tax effects as a result of the program.

  The funded status of these plans at December 31, 1995 and 1994 was as follows:

                                                            DECEMBER 31
                                                      ------------------------
                                                         1995         1994
                                                      -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
Actuarial present value of accumulated pension plan
 benefits:
 Vested benefit obligation..........................  $(2,839,000) $(2,105,000)
 Nonvested benefit obligation.......................     (251,000)    (359,000)
                                                      -----------  -----------
 Accumulated benefit obligation.....................  $(3,090,000) $(2,464,000)
 Effect of projected future compensation levels.....     (304,000)    (485,000)
                                                      -----------  -----------
 Projected benefit obligation.......................  $(3,394,000) $(2,949,000)
Fair value of plan assets, invested primarily in
 U.S. Government, government-sponsored corporation
 and agency securities, fixed income funds, regis-
 tered investment companies, equity index funds and
 other equity funds.................................    3,060,000    2,547,000
                                                      -----------  -----------
Plan assets less than projected benefit obligation..  $  (334,000) $  (402,000)
Unrecognized prior service cost.....................      (73,000)      22,000
Unrecognized transition asset.......................     (142,000)    (155,000)
Unrecognized net loss...............................      204,000      239,000
                                                      -----------  -----------
 Accrued pension liability..........................  $  (345,000) $  (296,000)
                                                      ===========  ===========

  The assumed discount rates were 7.5% and 8.0% at December 31, 1995 and 1994, respectively, and the assumed annual rate of increase in future compensation levels was 4.0%. These rates were used in determining the projected benefit obligations, the accumulated benefit obligations and the vested benefit obligations.

  Pension costs were determined under the rules prescribed by SFAS No. 87, including the use of the projected unit credit actuarial cost method and the following actuarial assumptions for the years 1995, 1994 and 1993:

                                                               1995  1994  1993
                                                               ----- ----- -----
Annual discount rate.......................................... 8.00% 7.50% 7.50%
Annual rate of increase in future compensation levels......... 4.00% 4.00% 4.00%
Annual long-term rate of return on plan assets................ 9.75% 9.50% 9.50%

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  The components of pension costs, portions of which were recorded as components of construction costs, for the years 1995, 1994 and 1993 were as follows:

                                                1995       1994       1993
                                              ---------  ---------  ---------
                                                 (THOUSANDS OF DOLLARS)
Service cost................................. $  87,000  $  97,000  $  96,000
Interest cost on projected benefit
 obligation..................................   225,000    213,000    204,000
Actual loss (return) on plan assets..........  (681,000)    37,000   (310,000)
Early retirement program cost................       --      34,000        --
Net amortization and deferral................   418,000   (302,000)    61,000
                                              ---------  ---------  ---------
                                              $  49,000  $  79,000  $  51,000
                                              =========  =========  =========

  In addition, an employee savings and investment plan is available to certain eligible employees of ComEd, Cotter and the Indiana Company. During the fourth quarter of 1995, the employee savings and investment plan was amended for employees of ComEd, Cotter and the management employees of the Indiana Company. Each participating employee affected by the amendments may contribute up to 20% of such employee's base pay and the participating companies match such contribution equal to 100% of up to the first 2% of contributed base salary, 70% of the second 3% of contributed base salary and 25% of the last 1% of contributed base salary. During 1995, 1994 and 1993, the participating companies contributed $24,645,000, $22,750,000 and $21,948,000, respectively.

(14) POSTRETIREMENT HEALTH CARE BENEFITS

  ComEd and the Indiana Company provide certain postretirement health care benefits for retirees and their dependents and for the surviving dependents of eligible employees and retirees. The employees become eligible for postretirement health care benefits when they reach age 55 with 10 years of service. The liability for postretirement health care benefits is funded through trust funds based upon actuarially determined contributions that take into account the amount deductible for income tax purposes. The postretirement health care plan for ComEd and the Indiana Company was amended, effective April 1, 1995. Prior to that date, the postretirement health care plan was fully funded by the companies. With respect to employees who retire on or after April 1, 1995, the plan is contributory, funded jointly by the companies and the participating employees. Actuarial valuations were determined as of January 1, 1995 and 1994.

  Postretirement health care costs in 1995 included $25 million related to a voluntary separation offer for union employees who accepted and left ComEd's employ by year-end 1995 combined with separation plans offered to selected groups of non-union employees.

  The funded status of the plan at December 31, 1995 and 1994 was as follows:

                                                              DECEMBER 31
                                                         ----------------------
                                                           1995        1994
                                                         ---------  -----------
                                                             (THOUSANDS OF
                                                               DOLLARS)
Actuarial present value of accumulated postretirement
 health care obligation:
 Retirees..............................................  $(457,000) $  (467,000)
 Active fully eligible participants....................    (25,000)     (34,000)
 Other participants....................................   (418,000)    (581,000)
                                                         ---------  -----------
 Accumulated benefit obligation........................  $(900,000) $(1,082,000)
Fair value of plan assets, invested primarily in S&P
 500 common stocks and U.S. Government,
 government agency, municipal and listed corporate
 obligations...........................................    603,000      503,000
                                                         ---------  -----------
Plan assets less than accumulated postretirement health
 care obligation.......................................  $(297,000) $  (579,000)
Unrecognized transition obligation.....................    374,000      531,000
Unrecognized net gain..................................   (285,000)     (70,000)
                                                         ---------  -----------
Accrued liability for postretirement health care.......  $(208,000) $  (118,000)
                                                         =========  ===========

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  Different health care cost trends are used for pre-Medicare and post-Medicare expenses. Pre-Medicare trend rates were 14% for 1994 and 13.5% for the first three months of 1995, grading down in 0.5% annual increments to 5%. Post-Medicare trend rates were 11.5% for 1994 and 11% for the first three months of 1995, grading down in 0.5% annual increments to 5%. For the last nine months of 1995, pre-Medicare trend rates were 10%, grading down in 0.5% annual increments to 5%. Post-Medicare trend rates were 8% for the last nine months of 1995, grading down in 0.5% annual increments to 5%. The effect of a 1% increase in the assumed health care cost trend rates for each future year would increase the accumulated postretirement health care obligation at January 1, 1995 by approximately $161 million and increase the aggregate of the service and interest cost components of plan costs by approximately $20 million for the year 1995. The assumed discount rates were 7.5% and 8.0% at December 31, 1995 and 1994, respectively. The annual long-term rate of return on plan assets was 9.32% and 9.04% for the years 1995 and 1994, respectively, after including income tax effects.

  The components of postretirement health care costs, portions of which were recorded as components of construction costs, for the years 1995, 1994 and 1993 were as follows:

                                                    1995       1994      1993
                                                  ---------  --------  --------
                                                    (THOUSANDS OF DOLLARS)
      Service cost..............................  $  31,000  $ 47,000  $ 45,000
      Interest cost on accumulated benefit obli-
       gation...................................     69,000    81,000    74,000
      Actual loss (return) on plan assets.......   (137,000)    9,000   (41,000)
      Amortization of transition obligation.....     23,000    29,000    29,000
      Severance plan cost.......................     25,000       --        --
      Other.....................................     83,000   (49,000)    9,000
                                                  ---------  --------  --------
                                                  $  94,000  $117,000  $116,000
                                                  =========  ========  ========

(15) SEPARATION PLAN COSTS

  Operation and maintenance expenses included $97 million for the year 1995 related to a voluntary separation offer for union employees who accepted and left ComEd's employ by year-end 1995 combined with separation plans offered to selected groups of non-union employees. These employee separation plans reduced net income by $59 million or $0.27 per common share for the year 1995.

(16) INCOME TAXES

  The components of the net deferred income tax liability at December 31, 1995 and 1994 were as follows:

                                                             DECEMBER 31
                                                        ----------------------
                                                           1995        1994
                                                        ----------  ----------
                                                            (THOUSANDS OF
                                                              DOLLARS)
Deferred income tax liabilities:
 Accelerated cost recovery and liberalized deprecia-
  tion, net of removal costs..........................  $3,379,987  $3,266,930
 Overheads capitalized................................     252,910     266,159
 Repair allowance.....................................     219,585     210,655
 Regulatory assets recoverable through future rates...   1,689,832   1,791,395
Deferred income tax assets:
 Postretirement benefits..............................    (235,353)   (177,991)
 Unbilled revenues....................................    (116,274)    (90,396)
 Loss carryforward....................................         --      (10,090)
 Alternative minimum tax..............................    (145,019)   (283,331)
 Unamortized investment tax credits to be settled
  through future rates................................    (452,210)   (471,058)
 Other regulatory liabilities to be settled through
  future rates........................................    (148,792)   (179,755)
 Other--net...........................................     (45,893)    (58,999)
                                                        ----------  ----------
Net deferred income tax liability.....................  $4,398,773  $4,263,519
                                                        ==========  ==========

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

The $135 million increase in the net deferred income tax liability from December 31, 1994 to December 31, 1995 is comprised of $187 million of deferred income tax expense and a $52 million decrease in regulatory assets net of regulatory liabilities pertaining to income taxes for the year. The amount of regulatory assets included in deferred income tax liabilities primarily relates to the equity component of AFUDC which is recorded on an after-tax basis, the borrowed funds component of AFUDC which was previously recorded net of tax and other temporary differences for which the related tax effects were not previously recorded. The amount of other regulatory liabilities included in deferred income tax assets primarily relates to deferred income taxes provided at rates in excess of the current statutory rate.

  The components of net income tax expense charged to continuing operations for the years 1995, 1994 and 1993 were as follows:

                                                    1995      1994      1993
                                                  --------  --------  --------
                                                    (THOUSANDS OF DOLLARS)
Electric operating income:
 Current income taxes...........................  $344,221  $160,214  $(27,553)
 Deferred income taxes..........................   188,008   169,307   123,383
 Investment tax credits deferred--net...........   (28,710)  (28,757)  (29,424)
Other (income) and deductions...................    (7,685)  (23,062)  (31,655)
                                                  --------  --------  --------
Net income taxes charged to continuing opera-
 tions..........................................  $495,834  $277,702  $ 34,751
                                                  ========  ========  ========

  Provisions for current and deferred federal and state income taxes and amortization of investment tax credits resulted in the following effective income tax rates for the years 1995, 1994 and 1993:

                                                    1995       1994      1993
                                                 ----------  --------  --------
Pre-tax book income (thousands)................. $1,233,010  $701,648  $137,453
Effective income tax rate.......................       40.2%     39.6%     25.3%

  The principal differences between net income taxes charged to continuing operations and the amounts computed at the federal statutory rate of 35% for the years 1995, 1994 and 1993 were as follows:

                                                     1995      1994      1993
                                                   --------  --------  --------
                                                     (THOUSANDS OF DOLLARS)
Federal income taxes computed at statutory rate..  $431,554  $245,577  $ 48,109
Equity component of AFUDC which was excluded from
 taxable income..................................    (4,595)   (7,920)   (7,216)
Amortization of investment tax credits...........   (28,710)  (28,810)  (29,421)
State income taxes, net of federal income taxes..    65,972    40,140    13,138
Differences between book and tax accounting, pri-
 marily property-related deductions..............    27,534    26,505     2,063
Other--net.......................................     4,079     2,210     8,078
                                                   --------  --------  --------
Net income taxes charged to continuing opera-
 tions...........................................  $495,834  $277,702  $ 34,751
                                                   ========  ========  ========

  Current federal income tax liabilities which were recorded prior to 1995 included excess amounts of AMT over the regular federal income tax, which amounts were also recorded as decreases to deferred federal income taxes. The excess amounts of AMT were carried forward and a portion was applied as a credit against the 1995 regular federal income tax liability. The excess amounts of AMT can be carried forward indefinitely as a credit against future years' regular federal income tax liabilities.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

(17) TAXES, EXCEPT INCOME TAXES

  Provisions for taxes, except income taxes, for the years 1995, 1994 and 1993 were as follows:

                                                       1995     1994     1993
                                                     -------- -------- --------
                                                       (THOUSANDS OF DOLLARS)
      Illinois public utility revenue............... $229,546 $211,263 $199,498
      Illinois invested capital.....................  106,830  109,373  111,126
      Municipal utility gross receipts..............  167,758  145,011  107,232
      Real estate...................................  175,747  180,221  162,560
      Municipal compensation........................   78,602   72,647   56,878
      Other--net....................................   73,543   69,281   64,619
                                                     -------- -------- --------
                                                     $832,026 $787,796 $701,913
                                                     ======== ======== ========

(18) LEASE OBLIGATIONS

  Under its nuclear fuel lease arrangement, ComEd may sell and lease back nuclear fuel from a lessor who may borrow an aggregate of $700 million, consisting of $300 million of commercial paper or bank borrowings and $400 million of intermediate term notes, to finance the transactions. With respect to the commercial paper/bank borrowing portion, $20 million will expire on November 23, 1996, $10 million will expire on November 23, 1997 and $270 million will expire on November 23, 1998. ComEd has asked for an extension of the expiration dates. At December 31, 1995, ComEd's obligation to the lessor for leased nuclear fuel amounted to approximately $577 million. ComEd has agreed to make lease payments which cover the amortization of the nuclear fuel used in ComEd's reactors plus the lessor's related financing costs. ComEd has an obligation for spent nuclear fuel disposal costs of leased nuclear fuel.

  Future minimum rental payments, net of executory costs, at December 31, 1995 for capital leases are estimated to aggregate $647 million, including $231 million in 1996, $171 million in 1997, $112 million in 1998, $67 million in 1999, $37 million in 2000 and $29 million in 2001-2004. The estimated interest component of such rental payments aggregates $72 million. The estimated portions of obligations due within one year under capital leases are included in current liabilities and approximated $168 million and $147 million at December 31, 1995 and 1994, respectively.

  Future minimum rental payments at December 31, 1995 for operating leases are estimated to aggregate $141 million, including $9 million in 1996, $9 million in 1997, $9 million in 1998, $9 million in 1999, $8 million in 2000 and $97 million in 2001-2024.

(19) INVESTMENTS IN URANIUM-RELATED PROPERTIES

  In May 1994, ComEd recorded a reduction in the carrying value of its investments in uranium-related properties after completing a review of various alternatives and reassessing the long-term recoverability of those investments. The effects of the reduction reduced 1994 net income by $34 million or $0.16 per common share.

(20) JOINT PLANT OWNERSHIP

  ComEd has a 75% undivided ownership interest in the Quad-Cities nuclear generating station. Further, ComEd is responsible for 75% of all costs which are charged to appropriate investment, operation or maintenance accounts and provides its own financing. At December 31, 1995, for its share of ownership in the station, ComEd had an investment of $558 million in production and transmission

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES plant in service (before reduction of $185 million for the related accumulated provision for depreciation) and $75 million in construction work in progress.

(21) COMMITMENTS AND CONTINGENT LIABILITIES

  Purchase commitments, principally related to construction and nuclear fuel, approximated $1,137 million at December 31, 1995. In addition, ComEd has substantial commitments for the purchase of coal. ComEd's coal costs are high compared to those of other utilities. ComEd's western coal contracts and its rail contracts for delivery of the western coal provide for the purchase of certain coal at prices substantially above currently prevailing market prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," subcaption "Liquidity and Capital Resources," for additional information regarding ComEd's purchase commitments.

  ComEd is a member of NML, established to provide insurance coverage against property damage to members' nuclear generating facilities. The members are subject to a retrospective premium adjustment in the event losses exceed accumulated reserve funds. Capital has been accumulated in the reserve funds of NML to the extent that ComEd would not be liable for a retrospective premium adjustment in the event of a single incident. However, ComEd could be subject to a maximum assessment of approximately $57 million in any policy year, in the event losses exceed accumulated reserve funds.

  ComEd also is a member of NEIL, which provides insurance coverage against the cost of replacement power obtained during certain prolonged accidental outages of nuclear generating units and coverage for property losses in excess of $500 million occurring at nuclear stations. All companies insured with NEIL are subject to retrospective premium adjustments if losses exceed accumulated reserve funds. Capital has been accumulated in the reserve funds of NEIL to the extent that ComEd would not be liable for a retrospective premium adjustment in the event of a single incident under the replacement power coverage and the property damage coverage. However, ComEd could be subject to maximum assessments, in any policy year, of approximately $27 million and $108 million in the event losses exceed accumulated reserve funds under the replacement power and property damage coverages, respectively.

  Under certain circumstances, member companies are eligible to continue to receive distributions from accumulated reserve funds, if declared by NML or NEIL, after insurance coverage has terminated on a nuclear generating station. ComEd expects that any such post-coverage distributions would begin about the time a station is decommissioned and continue for an undetermined period. ComEd's twelve operating nuclear units have estimated remaining service lives ranging from 10 to 32 years. Considering the circumstances related to the declaration of such distributions and the extended period over which such distributions may be declared, ComEd does not expect that any such distributions would have a material impact on its financial position or results of operations.

  The NRC's indemnity for public liability coverage under the Price-Anderson Act is supported by a mandatory industry-wide program under which owners of nuclear generating facilities could be assessed in the event of nuclear incidents. Based on the number of nuclear reactors with operating licenses, ComEd would currently be subject to a maximum assessment of $991 million in the event of an incident, limited to a maximum of $125 million in any calendar year.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  In addition, ComEd participates in the American Nuclear Insurers and Mutual Atomic Energy Liability Underwriters Master Worker Program which provides coverage for worker tort claims filed for bodily injury caused by the nuclear energy hazard. The coverage applies to workers whose "nuclear related employment" began after January 1, 1988. ComEd would currently be subject to a maximum assessment of approximately $36 million in the event losses exceed accumulated reserve funds.

  Shareholder derivative lawsuits were filed in 1992 and 1993 in the Circuit Court against current and former directors of ComEd alleging that they breached their fiduciary duty and duty of care to ComEd in connection with the management of the activities associated with the construction of ComEd's four most recently completed nuclear generating units. The lawsuits sought restitution to ComEd by the defendants for unquantified and undefined losses and costs alleged to have been incurred by ComEd. Both lawsuits were dismissed by the Circuit Court and that dismissal was affirmed by the Illinois Appellate Court. One of the plaintiffs has filed a petition for leave to appeal in the Illinois Supreme Court.

  During 1989 and 1991, actions were brought in federal and state courts in Colorado against ComEd and Cotter seeking unspecified damages and injunctive relief based on allegations that Cotter has permitted radioactive and other hazardous material to be released from its mill into areas owned or occupied by the plaintiffs resulting in property damage and potential adverse health effects. In February 1994, a federal jury returned nominal dollar verdicts on eight bellwether plaintiffs' claims in these cases. Plaintiffs have appealed those judgments. Although the remaining cases will necessarily involve the resolution of numerous contested issues of fact and law, ComEd's determination is that these actions will not have a material impact on its financial position or results of operations.

  ComEd is involved in administrative and legal proceedings concerning air quality, water quality and other matters. The outcome of these proceedings may require increases in future construction expenditures and operating expenses and changes in operating procedures. ComEd and its subsidiaries are or are likely to become parties to proceedings initiated by the U.S. EPA, state agencies and/or other responsible parties under CERCLA with respect to a number of sites, including MGP sites, or may voluntarily undertake to investigate and remediate sites for which they may be liable under CERCLA.

  ComEd generally did not operate MGPs as a corporate entity but did, however, acquire MGP sites as part of the absorption of smaller utilities and as vacant real estate on which ComEd facilities have been constructed. To date, ComEd has identified 44 former MGP sites for which it may be liable for remediation. ComEd presently estimates that its costs of former MGP site investigation and remediation will aggregate from $25 million to $150 million in current-year
(1996) dollars. It is expected that the costs associated with investigation and remediation of former MGP sites will be incurred over a period of approximately 20 to 30 years. Because ComEd is not able to determine the most probable liability for such MGP costs, in accordance with accounting standards, a reserve of approximately $25 million was recorded as of December 31, 1995 and 1994, which reflects the low end of the range of ComEd's estimate of the liability associated with former MGP sites. In addition, as of December 31, 1995 and 1994, a reserve of $8 million was recorded representing ComEd's estimate of the liability associated with cleanup costs of remediation sites other than former MGP sites. ComEd presently estimates that its costs of investigating and remediating the former MGP and other remediation sites pursuant to CERCLA and state environmental laws will not have a material impact on its financial position or results of operations. These cost estimates are based on currently available information regarding the responsible parties likely to share in the costs of responding to site contamination, the extent of contamination at sites for which the investigation has not yet been completed and the cleanup levels to which sites are expected to have to be remediated.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS--CONCLUDED

(22) QUARTERLY FINANCIAL INFORMATION

                                                          NET
                                                         INCOME     AVERAGE   EARNINGS
                                                         (LOSS)    NUMBER OF   (LOSS)
                          ELECTRIC  ELECTRIC    NET        ON       COMMON      PER
                         OPERATING  OPERATING  INCOME    COMMON     SHARES     COMMON
 THREE MONTHS ENDED       REVENUES   INCOME    (LOSS)    STOCK    OUTSTANDING  SHARE
-------------------      ---------- --------- --------  --------  ----------- --------
                                      (THOUSANDS EXCEPT PER SHARE DATA)
March 31, 1994.......... $1,524,750 $213,458  $ 51,565  $ 36,020    213,780    $ 0.17
June 30, 1994........... $1,432,166 $185,297  $ (7,856) $(23,339)   213,923    $(0.11)
September 30, 1994...... $1,855,532 $442,288  $283,608  $266,642    214,138    $ 1.25
December 31, 1994....... $1,465,073 $247,539  $ 96,629  $ 79,696    214,190    $ 0.37
March 31, 1995.......... $1,578,136 $262,149  $107,046  $ 90,138    214,191    $ 0.42
June 30, 1995........... $1,559,535 $278,230  $127,377  $110,512    214,192    $ 0.52
September 30, 1995...... $2,190,879 $583,819  $426,351  $409,677    214,193    $ 1.91
December 31, 1995....... $1,581,236 $221,266  $ 56,380  $ 36,866    214,195    $ 0.17

Commonwealth Edison Company
One First National Plaza
P.O. Box 767
Chicago, IL 60690-0767

                                             [ComEd Logo]



February 9, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Commonwealth Edison Company
    Commission File No. 1-1839


Ladies and Gentlemen:

Submitted for filing under the Securities Exchange Act of 1934, as amended, is one copy of a Form 8-K Current Report relating to Commonwealth Edison Company.

As stated in the Form 8-K Current Report, its purpose is to file certain financial information regarding Commonwealth Edison Company and its subsidiaries as of and for the year ended December 31, 1995.


Sincerely,

COMMONWEALTH EDISON COMPANY

By:       David A. Scholz
   -----------------------------------
David A. Scholz
Secretary


Enclosures